2022



TRIPLEFLAG
PRECIOUS METALS

See small. Think BIG.

ANNUAL REPORT

TABLE OF CONTENTS

LETTER FROM THE CEO

DEAR FELLOW SHAREHOLDERS,

I am pleased to share with you our annual report and year-end review for 2022 – our first full year as a publicly listed company.

During a year where the global economic and geopolitical backdrop offered headwinds and extreme uncertainty for investors, Triple Flag with our disciplined application of the streaming and royalty business model demonstrated the inflation-resistant, high-margin virtues as a resilient store of value. Our high-margin, diversified portfolio exposure to top-line revenue growth resisted the margin compression associated with operating and capital cost escalation that dominated mining sector financial results over this period. For Triple Flag, it was a year of new records, disciplined and valuable deal making, top-ranked ESG performance, and the achievement of important new milestones as a relatively newly listed mining company. I'm proud of and grateful for the high-performing team and Board who made it all possible.

ANOTHER YEAR OF RECORD PERFORMANCE AND MILESTONES

During the year we continued our track record of growing value per share. 2022 was our sixth consecutive year of GEOs growth, reaching 84.6 koz in GEO sales. We also increased our dividend by 5% to US$0.20 per share, offering the highest dividend yield amongst our peers. These were amongst the factors that contributed to us having the top performing royalty and streaming company share price in 2022, while outperforming all metal prices and indices in a difficult financial market; Triple Flag's share price increased by 15.4% compared to our peer average of (2.1%), the gold price of (0.1%), silver price of 2.9%, and S&P 500 of (19.4%).

On October 21, 2022, our team traveled to New York City to ring the opening bell at the New York Stock Exchange, commemorating our recent listing during August 2022. This was a considerable milestone as it opened the door for new investors in Triple Flag, broadening our investor base and growing liquidity in our stock. Our inclusion in the GDXJ index, following the closing of the Maverix transaction, was another welcome milestone.

GROWING VALUE THROUGH ACCRETIVE ACQUISITIONS

2022 was another banner year for the growth of Triple Flag's portfolio. We entered into definitive agreements for the acquisition of the previously announced A$10 million gross revenue return and US$80 million gold and silver stream on the brownfield Prieska Copper-Zinc Mine with Orion Minerals Ltd. Prieska offers the potential for long-duration, low-cost copper production that will provide Triple Flag's shareholders with exposure to a high-margin precious metals stream from byproduct production.

Our most notable transaction, however, was our acquisition of Maverix Metals Inc. for US$606 million, which we announced in November 2022 and closed subsequent to year-end. This transaction, the largest in our history, creates the world's leading gold-focused emerging senior streaming and royalty company, bringing together two complementary portfolios in a compelling combination. Triple Flag's portfolio, with a strategic emphasis on larger, cash-generating assets, with more than 90% by NAV associated with producing mines, is complemented by Maverix's highly diversified portfolio of 148 royalties and streams, with paying assets equating to around 60% of NAV. The combination builds on Triple Flag's 21% compound annual growth rate in GEOs over the past five years, increasing from 84.6 koz in 2022 by around 27% in 2023 and continuing to an expected average of over 140 koz over the following five years, before factoring in the additional organic growth potential from the significant portfolio of exploration and development stage assets. Importantly, when considering future risk and cost to this outlook, this embedded growth is essentially fully funded and dominated by producing or ramping assets, underpinned by reserves with no permitting risks. We believe that the combined company will benefit from the improved trading liquidity and strong cash flows of the resulting high-margin, high-growth, inflation-resilient, and diversified portfolio, and have already experienced a ten-fold increase in daily trading volumes since the transaction closed in late January.



ESG EXCELLENCE

Triple Flag's foundational commitment to substantive ESG practices as a capital provider to the mining sector, where good ESG practices are key to ensuring the miners' privilege to operate in their host communities, has been a consistent strategic feature of our track record of growth in value per share and helpful in securing new business opportunities opposite miners. Our focus in this area has been authentic, substantive, and pragmatic, ensuring we partner with miners who understand the importance of doing this well to ensure security of tenure of our contracts, being transparent in our approach in our disclosures, and making targeted investments as part of our underwriting of new deals to help our mining partners enhance their license to operate. We were pleased during 2022 to be recognized in several ways for our work in this area; we received our inaugural Sustainalytics rating, where we came in 4th place out of 114 global precious metal companies; we were a finalist in the Mines & Money ESG Program Innovation award; and were recognized as a "Great Place to Work". We continued to support our various partnership programs, which included the first Mongolian professional development program with our partners at Steppe Gold, awarding another seven scholarships to new students through our RBPlat bursary program, Northparkes bursary program and supplemental flood support, Ukrainian humanitarian relief, Mining Matters, Young Mining Professionals and Mining 4 Life in support of engaging the next generation of miners, UNGC and the Women Empowerment Principles, World Gold Council, and ESG Task Force participation. Finally, we have remained carbon neutral since inception of our business in 2016, offsetting our Scope 1, 2 and 3 emissions, and were certified by an independent third party.

OUTLOOK

Triple Flag has established itself as the fourth-largest senior streaming and royalty company, one that is well positioned to continue increasing shareholder value through growth in our existing portfolio and through our characteristic disciplined deal making activities. We are well advanced in integrating the Maverix business, are on track with delivering the identified $7 million in annualized synergies, have more than $600 million in available funding capacity for new transactions in a busy deal environment, and are anticipating another record year for our business. The market for new financing opportunities is amongst the most promising we've encountered since we started the business in 2016, helped by the energy transition thematic and lack of reliable traditional funding sources for mining entrepreneurs. We will continue to remain discerning in our approach to capital allocation and investment decisions, aligning ourselves as significant equity holders in our own right with our shareholder base in creating value. As transformative as 2022 was for Triple Flag, we could not be more excited to see what the future holds for us and the possibilities that will arise in continuing to grow our business.

Shaun Usmar
Founder, Chief
Executive Officer
and Director



"For Triple Flag, it was a year of new records, disciplined and valuable deal making for our investors, top-ranked ESG performance, and the achievement of important new milestones as a relatively newly listed mining company."

VISION, MISSION AND STRATEGY

Vision

To be a leading global sustainable precious metals investment.

Mission

To be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.



Strategy

Our strategy is to grow our portfolio and value per share through ongoing investments in primarily precious metals streams and royalties with a prioritization on sustainability and maintaining our carbon neutrality. Our focus is on:

Supporting our partners' strategic priorities and sustainability initiatives by offering proactive streaming and royalty funding that is tailored to enable their individual needs, while also providing financial support to strengthen their sustainability programs and enhance their privilege to operate with their host communities and work force.

Delivering growth by:

- Utilizing our deep experience and networks across all aspects of the mining industry, which yields more opportunity for bilateral deals rather than narrow competitive processes

- Offering our partners value beyond capital via our sustainability programs and using our knowledge and experience to provide continued support and insight to help them maximize value

- Capturing the available synergies between our long-term focus and investment horizon and the lengthy timelines for exploration and development in the mining sector

- Unlocking the value arbitrage on offer from base metals mines with non-core precious metals byproducts that can be streamed and are more valuable within a precious metals company

Generating attractive returns for our shareholders by:

- Building a portfolio of investments in cash-generating mines and construction-ready, fully permitted projects, balanced by prudent investments across earlier stages of the mine life cycle to offer investors exposure to ongoing growth across multiple time horizons

- Growing cash flow per share over the long term

- Offering growing exposure to precious metals ounces backed by robust cash yields, a good dividend and attractive returns

- Hiring exceptional talent that aligns with our values and culture, enabling us to secure and execute on the best deal opportunities available

- Employing a lean, highly capable and engaged team that draws on specialized skills from our external global network to optimize due diligence effectiveness while controlling G&A expenses

- Managing risk through our due diligence, ongoing portfolio optimization activities and investment processes

- Maintaining our status as a sustainable, carbon neutral company while giving back to host communities with investments in social programs

- Aligning management and shareholder interests via our team's significant ownership position in Triple Flag

FINANCIAL HIGHLIGHTS

"Triple Flag had another successful year, delivering record 2022 performance resulting in six consecutive years of record GEOs sales. The Company increased its annual dividend to US$0.20 per share, one of the highest dividend yields in the sector."

Susan Allen
Director and Chair of the
Audit and Risk Committee

2022 GROWTH YEAR-OVER-YEAR

NET EARNINGS

↑ 21%

$55.1 million

GEOS

↑ 1%

84,571 ounces

OPERATING CASH FLOW

(US$M)



FREE CASH FLOW[1]

(US$M)



NET EARNINGS AND ADJUSTED EBITDA[1]

(US$M)



■ Adjusted EBITDA   ■ Net Earnings

GROSS PROFIT MARGIN AND ASSET MARGIN[1]

(% of Revenue)



■ Asset Margin   ■ Gross Profit Margin





1. **Young-Davidson,** Ontario, Canada

2. **Cerro Lindo,** Chincha, Peru

(1) Free cash flow, Adjusted EBITDA and Asset margin are non-IFRS performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the more directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in the MD&A.

SUSTAINABILITY

"Worldwide, we are witnessing concerted efforts by stakeholders to create investment strategies that benefit the environment and society as a whole. ESG is at the core of Triple Flag's vision, mission, and strategy. We incorporate ESG factors in our due diligence process to assess the viability of our investments. We also consider ourselves long-term partners of our mining asset operators and actively engage with them to strengthen their ESG performance. We continuously refine our processes in line with global best practices."

Shaun Usmar
Founder, Chief Executive Officer and Director

STRIVING FOR ESG EXCELLENCE

We believe strong sustainability performance is critical to the long-term success of our organization, the mining industry and host communities.

OUR SUSTAINABILITY APPROACH IS TWO-PRONGED

1

We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate strong sustainability management and performance. Strong sustainability performance by our partners helps ensure the mines underlying our investments enjoy the privilege to operate from those affected by mining, which protects our business and shareholders.

2

We contribute to a responsible and sustainable mining ecosystem through our own practices, actions, and community investments. We further our efforts by exerting influence across our portfolio and the broader mining ecosystem. We aim to lead by example and to share our experience and networks to support sustainable mining.

MAKING RESPONSIBLE INVESTMENTS

As a capital provider, our investment process prioritizes ESG and the creation of long-term value for our stakeholders. We rely on our rigorous due diligence process to assess how an investment opportunity aligns with our ESG values, and avoid investing in projects that adversely impact the environment and local stakeholders. For example, we do not invest in any opportunities that involve riverine tailings disposal, child labor or forced labor.

Our pre-acquisition due diligence processes assess a range of ESG aspects to identify short- and long-term ESG risks, their materiality, as well as systems in place to manage and mitigate them. As a result, our approach is comprehensive in scope, highly defined, and tailored to fit the specifics of each investment opportunity. Below outlines some sustainability issues we consider as part of our due diligence:

ENVIRONMENT

- Climate change risks
- Biodiversity and conservation
- Tailings and mine waste management and storage
- Water use and management

SOCIAL

- Labor, human rights and working conditions
- Indigenous peoples' rights, relationships and cultural heritage
- Workforce and community health, safety and security
- Stakeholder engagement and relationships
- Diversity in the workforce

GOVERNANCE

- Corporate governance
- Environmental and social impact analysis
- Anti-corruption controls and business ethics
- Monitoring, reporting and transparency



Our process has helped us identify and invest in 15 producing assets which are operated responsibly to create a positive impact on the environment, workers and local communities. 14 out of our 15 producing assets are primarily underground mines, which have less surface disruption, waste and lower greenhouse gas (GHG) footprints than comparable open pit mines. We also incorporate ESG safeguards into investment agreements and exercise such safeguards, where necessary, to protect our investments and reputation.

Throughout the review process for our recent acquisition of Maverix Metals Inc., we have consistently adhered to the tenets of ESG due diligence and performance. We reviewed their board committee mandates, ESG initiatives, policies, programs and infrastructure to identify synergies and opportunities for alignment with best practice for our combined entity. Included in this work was the critical undertaking of determining the human resources required to effectively and efficiently manage Triple Flag for the future. We engaged the Maverix team after a thorough review and offered employment agreements to certain team members to best position Triple Flag for a successful transition.

Post-acquisition, we work collaboratively with counterparties to monitor their performance on a range of ESG aspects, understand their management practices and screen for new or emerging ESG risks and opportunities.

14 out of our 15
producing assets are primarily underground mines, which have less surface disruption, waste and lower greenhouse gas (GHG) footprints than comparable open pit mines.

GOOD GOVERNANCE

Triple Flag promotes adoption of robust governance practices, including transparency and accountability in our operations and the operations of our counterparties. We strive to continually strengthen our corporate governance standards and processes, in line with industry best practices.

We have a multi-tiered governance structure with well-defined roles and responsibilities. Our Board, management and broader team comprise a diverse range of individuals who bring a mix of backgrounds, experience, skills and expertise, evidencing diversity in tenure, age and gender. In line with our focus on diversity and inclusion, we have set targets to have 30% women on our Board and 30% diversity in our senior management team by 2025. Our Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels.

In 2022, we completed the UNGC Target Gender Equality accelerator program. This program has strengthened our ability to contribute to Sustainable Development Goal 5.5, ensuring women's full and effective representation, participation, and leadership in business globally.

Our CEO signed our commitment to the Women's Empowerment Principles (WEPs) in 2022, a set of principles offering guidance to business on how to promote gender equality and women's empowerment in the workplace, marketplace, and community.

As of December 31, 2022, 29% of our Board and 40% of our independent directors are women, including two of three prominent positions – the Chair of the Board and the Chair of the Audit and Risk Committee. No member of the Board currently identifies as a visible minority, Aboriginal person or person with a disability.

We pursue ethical business practices across our operations and are committed to compliance with all applicable local and national anti-bribery or anti-corruption laws and regulations. Since our inception, we have had zero incidents of conflicts of interest, Code of Ethics violations, employee grievances, bribery or corruption.

In 2022, we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag's ESG initiatives. We are pleased to announce that we were rated 4th of 114 companies across the precious metals industry and 2nd in our sub-industry of precious metals mining, with an absolute risk rating of 9.2 (negligible risk). We were awarded two supplemental Top Badges for both Region and Industry. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics' ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a robust multitude of factors and can be used to compare companies across all covered sub-industries.



29%

PROPORTION OF DIRECTORS
IDENTIFYING AS WOMEN

40%

PROPORTION OF INDEPENDENT DIRECTORS
IDENTIFYING AS WOMEN

31%

PROPORTION OF DIVERSE EMPLOYEES

100%

PROPORTION OF ELIGIBLE EMPLOYEES
WHO RETURNED FROM PARENTAL LEAVE



VALUING OUR PEOPLE

We believe that employees are our greatest asset and play a pivotal role in achieving our vision.

We encourage our team members to pursue learning and professional development opportunities suited to their role and interests. In recognition of our efforts to create an engaging workplace, we were recognized by Great Place to Work in Canada. Survey results are completely based on employee feedback. This portrays to potential job seekers that our company offers a great culture and contributes to our recruiting advantage by providing a globally recognized and research-backed verification of a strong and rewarding employee experience.

INVESTING IN COMMUNITY WELL-BEING

Our approach to community investment is two-pronged. First, we partner with our counterparties to invest in important local priorities and to build skills and capacities needed to benefit from opportunities at the mines. Second, we support the communities near our corporate office in Canada. Our community investments seek to advance, measure and communicate results related to four key Sustainable Development Goals: Quality Education; Gender Equality; Decent Work and Economic Growth; and Climate Action. We have established a community investment target of 2% of average net income over the previous five years to be deployed annually.

   

SOUTH AFRICA

In South Africa, we continued to support Royal Bafokeng Platinum's ("RBPlat") bursary programs by allocating $100,000 each year to fully support the education of post-secondary students across the varied geology and engineering disciplines from adjacent communities. In 2022, we supported eight students to continue their academic studies, in addition to a further intake of seven new students.

AUSTRALIA

In partnership with Northparkes, Triple Flag has committed to investing A$50,000 annually for scholarships, community initiatives and recreational sports programs in the communities surrounding the mine. These investments are aligned with priorities identified by these communities and are awarded following a process led by community and Company representatives.

We also supported the communities around Northparkes following the devastating series of flooding events experienced in November 2022. In the days and weeks following the flooding, 5,000 material items were donated and over 1,200 hours of volunteering were undertaken. Triple Flag contributed A$50,000 to assist Northparkes in these relief efforts.

MONGOLIA

In Mongolia, alongside Triple Flag's investment in Steppe Gold's operations, we developed a professional development program for Mongolian leaders working in fields related to the environment and in communities impacted by mining. Through this program, Triple Flag sponsored and hosted nine delegates, in collaboration with Steppe Gold, to participate in a fully customized professional development and English-as-a-Second-Language program that took place predominantly at post-secondary educational institutions in St. Catharines and Sudbury, Ontario. By attending this three-week program, the delegates increased their knowledge of international mining best practices, relevant legislation, water management, mining management, environmental conservation, and rehabilitation. Most importantly, after returning home, the delegates shared the knowledge they gained in Canada with their communities to enhance their capacity to participate and respond to the mining-related opportunities and challenges that they face.

CANADA

In Canada, we commemorated Canada's 2nd annual Truth and Reconciliation Day on September 30. The entire Triple Flag team and guests from the banking community participated in hands-on learning activities, guided by our employees and Mining Matters, a charitable organization providing education to Indigenous youth on earth sciences and the minerals industry. The team closed the session by reviewing the finalists for the Triple Flag Young Mining Professionals Scholarship Fund ("YMPSF") bursary. Both activities further support our commitment to encouraging Indigenous youth and post-secondary students' academic pursuits in mining-related fields.

We donated $100,000 to the Canadian Red Cross in support of the Ukrainian humanitarian relief effort to assist those most in need during this horrific crisis. In addition, we contributed towards the nearly $600,000 raised at the Women for Women's College Hospital Foundation luncheon to help give every woman every chance for the best health possible.

TAKING ACTION ON CLIMATE



Recognizing the risks and threats associated with climate change, Triple Flag supports decarbonization and the transition to a low carbon economy. Our climate strategy, which is aligned to UN SDG 13 on Climate Action, has focused on three areas:



1
INCORPORATING CLIMATE CONSIDERATIONS INTO OUR INVESTMENT AND DUE DILIGENCE STRATEGY



2
MINIMIZING THE GREENHOUSE GAS EMISSIONS ASSOCIATED WITH OUR ACTIVITIES AT TRIPLE FLAG



3
TAKING RESPONSIBILITY FOR THE GREENHOUSE GAS EMISSIONS ASSOCIATED WITH OUR INVESTMENTS

Our carbon footprint consists of greenhouse gas (**"GHG"**) emissions associated with our direct activities (Scope 1 and 2 as well as Categories 6 and 7 in Scope 3) and attributable share of emissions due to production of our attributable metals production by our counterparties, to the point of saleable metals (defined as Category 15 in Scope 3).

Since inception, we have remained a carbon neutral company by purchasing accredited and verified carbon credits to offset our carbon footprint. In 2022, we finalized our carbon credit offset purchase for 2021, offsetting 14,223 tCO_2e at a cost of less than $10/t. We have also purchased offsets in anticipation of 2022 GHG emissions to maintain carbon neutrality throughout the year.

Beyond climate change, our environmental focus is on tailings management, biodiversity, water usage and planning for mine closures. You can find more information on those issues in our Sustainability Report.



Hope Bay
GOLD ROYALTY

Hemlo
GOLD ROYALTY

Eskay Creek
GOLD AND SILVER
ROYALTY

Renard
DIAMOND STREAM

Florida Canyon
GOLD ROYALTY

Young-Davidson
GOLD ROYALTY

Pumpkin Hollow
GOLD AND SILVER
STREAM

Eagle River
GOLD ROYALTY

Moss
GOLD STREAM

Camino Rojo
GOLD ROYALTY

Gunnison
COPPER STREAM

Buritica
SILVER STREAM

La Colorada
GOLD STREAM

El Mochito
SILVER STREAM

Cerro Lindo
SILVER STREAM

OUR ASSET PORTFOLIO

Our diversified portfolio of streams and royalties provides exposure to production from a suite of long-life mining assets, including the Northparkes copper-gold mine in Australia, the Cerro Lindo polymetallic mine in Peru, the Fosterville gold mine in Australia, the Buriticá gold mine in Colombia and the RBPlat PGM Operations in South Africa.

ASSET

2022 Revenue Breakdown

31%	●	Cerro Lindo
17%	●	Northparkes
10%	●	ATO
10%	●	Fosterville
9%	●	RBPlat
23%	●	Other



Diversified
Revenue from

16

Assets

ATO
GOLD AND SILVER STREAM

Northparkes
GOLD AND SILVER
STREAM

Beta Hunt
GOLD ROYALTY

Dargues
GOLD ROYALTY

Kone
GOLD ROYALTY

Fosterville
GOLD ROYALTY

RBPlat PGM Operations
GOLD STREAM

Stawell
GOLD ROYALTY

Henty
GOLD ROYALTY

 PRODUCING ASSETS　　 DEVELOPMENT STAGE ASSETS　　 EXPLORATION STAGE ASSETS

COMMODITY
2022 Revenue Breakdown

52% ● Gold
40% ● Silver
8% ● Other



92%
Precious Metals

GEOGRAPHY
2022 Revenue Breakdown

31% ● Australia
37% ● Latin America
13% ● North America
19% ● Rest of World



81%
**Australia and
Americas**

PRODUCING STREAMS AND ROYALTIES

● NORTHPARKES

Location:
New South Wales, Australia

Mine Commodities:
Copper, Gold & Silver

Operator:
China Molybdenum Co., Ltd.

Mine Type:
Underground & Open Pit

Triple Flag Interest:
54% Gold & 80% Silver Stream

● CERRO LINDO

Location:
Chincha, Peru

Mine Commodities:
Zinc, Lead, Copper & Silver

Operator:
Nexa Resources S.A.

Mine Type:
Underground

Triple Flag Interest:
65% Silver Stream

● RBPLAT PGM OPERATIONS

Location:
North West Province, South Africa

Mine Commodities:
Platinum Group Metals, Nickel, Copper & Gold

Operator:
Royal Bafokeng Platinum Limited

Mine Type:
Underground

Triple Flag Interest:
70% Gold Stream



● BURITICÁ

Location:
Antioquia, Colombia

Mine Commodities:
Gold & Silver

Operator:
Zijin Mining Group Co., Ltd.

Mine Type:
Underground

Triple Flag Interest:
100% Silver Stream

● FOSTERVILLE

Location:
Victoria, Australia

Mine Commodities:
Gold

Operator:
Agnico Eagle Mines Limited

Mine Type:
Underground

Triple Flag Interest:
2% Net Smelter Returns (**"NSR"**) Royalty

● YOUNG-DAVIDSON

Location:
Ontario, Canada

Mine Commodities:
Gold

Operator:
Alamos Gold Inc.

Mine Type:
Underground

Triple Flag Interest:
1.5% NSR Royalty



● PUMPKIN HOLLOW

Location:
Nevada, United States

Mine Commodities:
Gold & Silver

Operator:
Nevada Copper Corporation

Mine Type:
Underground & Open Pit

Triple Flag Interest:
97.5% Gold & 97.5% Silver Stream

● ALTAN TSAGAAN OVOO

Location:
Dornod Province, Mongolia

Mine Commodities:
Gold & Silver

Operator:
Steppe Gold Ltd.

Mine Type:
Open Pit

Triple Flag Interest:
25% Gold & 50% Silver Stream

● GUNNISON

Location:
Arizona, United States

Mine Commodities:
Copper

Operator:
Excelsior Mining Corp.

Mine Type:
Underground

Triple Flag Interest:
16.5% Copper Stream

● DARGUES

Location:
New South Wales, Australia

Mine Commodities:
Gold

Operator:
Aurelia Metals Ltd.

Mine Type:
Underground

Triple Flag Interest:
5.5% Gross Revenue ("GR")
Royalty

● EAGLE RIVER

Location:
Ontario, Canada

Mine Commodities:
Gold

Operator:
Wesdome Gold Mines Ltd.

Mine Type:
Underground & Open Pit

Triple Flag Interest:
0.5% NSR Royalty

● HEMLO

Location:
Ontario, Canada

Mine Commodities:
Gold

Operator:
Barrick Gold Corporation

Mine Type:
Underground & Open Pit

Triple Flag Interest:
0.25% NSR Royalty

● HENTY

Location:
Tasmania, Australia

Mine Commodities:
Gold

Operator:
Catalyst Metals Ltd.

Mine Type:
Underground

Triple Flag Interest:
3.0% GR Royalty

● STAWELL

Location:
Victoria, Australia

Mine Commodities:
Gold

Operator:
Arete Capital Partners
Limited

Mine Type:
Underground & Open Pit

Triple Flag Interest:
1.0% NSR Royalty

● RENARD

Location:
Quebec, Canada

Mine Commodities:
Diamonds

Operator:
Stornoway Diamonds Inc.

Mine Type:
Underground

Triple Flag Interest:
4.0% Diamond Stream

1. **RBPlat Operations,**
    North West Province,
    South Africa

2. **Buriticá,**
    Antioquia, Colombia

3. **Hemlo,**
    Ontario, Canada



OTHER STREAMS AND ROYALTIES

66

Total number of Development
and Exploration stage streams
and royalties.

GEOGRAPHY

(by asset count)



79% ● North America (52)

15% ● Latin America (10)

6% ● Other (4)

MINE LIFE STAGE

(by asset count)



89% ● Exploration Stage Royalties (59)

11% ● Development Stage Assets (7)

OUR TEAM

The Triple Flag management team members are miners first and foremost. The team is led by Founder and Chief Executive Officer, Shaun Usmar, a veteran mining professional with experience spanning geographies, commodities and functions in executive leadership positions with some of the world's leading mining companies. Triple Flag's experienced executive, financial and technical mining expertise in concert with our global network of geological, exploration, mining, processing, ESG, tax and other necessary expertise enables the team to benefit from deep experience in all aspects of the mining value chain and appeal to the priorities and objectives of mining executives.

SHAUN USMAR
Founder, Chief Executive Officer and Director

Shaun is an international mining executive with 25+ years of experience working globally in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Prior to founding Triple Flag, he served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation where he helped restructure the company.

Shaun holds a Bachelor of Engineering Science in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg School of Management at Northwestern University, both with distinction.

SHELDON VANDERKOOY
Chief Financial Officer

Sheldon is a founding member of the Triple Flag management team, with 20+ years of experience in the mining sector. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation.

Sheldon holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen's University, both in Canada. Prior to attending law school, Sheldon was a Chartered Accountant at Ernst & Young LLP.

JAMES DENDLE
Senior Vice President, Corporate Development

James is a geologist with 10+ years of global experience in both the private sector and in consultancy services. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines and development and exploration projects, across predominantly base and precious metals.

James holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.







"Our Great Place to Work™ certification speaks volumes about our amazing team and the culture we have been fostering since Triple Flag's inception in 2016. I could not be more proud to be a part of this truly GREAT team and the Company we have built, especially as we grow and assimilate our new assets and look beyond to what our future holds."



KATY BOARD
Vice President, Talent & ESG



EBAN BARI
Vice President, Finance



JOHN CASH
Senior Advisor,
Mining Engineering



LESHAN DANIEL
Managing Director,
Finance



WARREN BEIL
General Counsel



ANDREW McLARTY
Director, Corporate
Development &
Investor Relations



STEVE BRISTO
Director, Corporate
Development & Research



MICHELLE CHAN
Senior Manager,
Finance & ESG



CONNOR PUGLIESE
Manager, Corporate
Development &
Investor Relations



CALEB CROCKWELL
Legal Counsel



AZAM AFZAL
Senior Financial Analyst,
Finance



AIDA STELLA
Executive Assistant

BOARD OF DIRECTORS

The Triple Flag Board of Directors has extensive experience in the mining and metals industry, comprising deep commercial, operational, legal and financial expertise gained from decades of experience at some of the world's best known corporations.

    

DAWN WHITTAKER
Director and Chair

Dawn is a seasoned capital markets lawyer with 30+ years of experience in mergers and acquisitions, corporate finance and corporate governance, most recently as a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm's Mining and Commodities Team.

Dawn received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen's University.

SUSAN ALLEN
Director and Chair of the Audit and Risk Committee

Susan has over 10 years' experience with executive roles in various not for profit entities and previously served on global and Canadian boards of PwC. With both the Women's Executive Network 'Diversity 50' Champion distinction and the ICD.D designation, Susan has also served on numerous board committees. She has 34 years' experience, most recently as a partner with PwC, working with clients and member firms of PwC globally and across various industries.

Susan is a graduate of the University of Toronto, with a Bachelor of Arts degree and holds both her U.S. CPA and Canadian FCPA (FCA) designations.

PETER O'HAGAN
Director

Peter's career spans 30+ years in commodities and natural resource investing and operations, most recently as a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments.

He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University SAIS.

TIMOTHY BAKER
Director

Timothy has 30+ years of global mining project development and operational experience and has held executive and board roles at some of the world's largest gold and copper producers, most recently as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation.

Timothy holds a Bachelor of Science in Geology from Edinburgh University.

MARK CICIRELLI
Director

Mark is a Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P.

Mark graduated from Dartmouth with a Bachelor of Arts in Government and Economics, and from Harvard with a Master of Business Administration.








BLAKE RHODES
Director

Blake's career at Newmont Corporation spanned over 25 years, most recently as Senior Vice President of Strategic Development and a member of the executive leadership team. He has extensive transactional and international business experience working globally, playing key roles in Newmont's significant transactions.

Blake graduated from Iowa State University with a Bachelor's degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

SHAUN USMAR
Founder, Chief Executive Officer and Director

Shaun is an international mining executive with 30 years of experience working globally in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Prior to founding Triple Flag, he served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation where he helped restructure the company.

Shaun holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg School of Management at Northwestern University, both with distinction.

GEOFF BURNS
Director

Geoff co-founded Maverix Metals Inc. in 2016 and served as the Chair of Maverix's Board of Directors until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years, and was also a member of the Board of Directors. He has over 35 years in the precious metals mining industry, with extensive experience in both miner operations and project development.

Geoff holds a B.Sc. degree in Geology from McMaster University and an MBA from York University.

ELIZABETH WADEMAN
Director

Elizabeth is a corporate executive and director with over 24 years of capital markets and operational experience. She is currently President and CEO of the Canada Development Investment Corporation. Prior to that, she was a senior investment banker and capital markets executive, where she advised on many transformational transactions in the resource sector across the continent.

Elizabeth holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA and ICD.D designations.

FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS

*This Management's Discussion and Analysis ("**MD&A**") is intended to help the reader understand Triple Flag Precious Metals Corp. ("**TF Precious Metals**"), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 21, 2023, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2022 and 2021 (the "**Annual Financial Statements**"), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to "US$", "$" or "dollars" are to United States dollars, references to "C$" are to Canadian dollars and references to "A$" are to Australian dollars. In this MD&A, all references to "Triple Flag", the "Company", "we", "us" or "our" refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.*

*This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the "Risk Factors" section of the Company's most recent annual information form ("**AIF**") available from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See "Forward-Looking Information" in this MD&A.*

CHANGES IN PRESENTATION OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the "Non-IFRS Financial Performance Measures" section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In 2022, we made changes to the following non-IFRS performance measures:

Asset Margin

We have adjusted our asset margin to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of asset margin for investors and analysts to assess our current operating performance and to predict future operating results.

Cash Costs and Cash Costs per Gold Equivalent Ounce ("GEO")

We have adjusted our cash costs and cash costs per GEO to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of cash costs and cash costs per GEO for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted net earnings to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

TABLE OF CONTENTS

COMPANY OVERVIEW

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

5-YEAR PERFORMANCE

REVENUE
(US$M)



OPERATING CASH FLOW
(US$M)



GEOs[1]



ADJUSTED EDITBA
(US$M)[1]



[1] GEOs and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.



NET EARNINGS
(US$M)



ADJUSTED NET EARNINGS[1]
(US$M)

1 Adjusted net earnings as presented above is a non-IFRS financial performance measure with no standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

As at December 31, 2022, we had invested in excess of $1.7 billion of capital and our portfolio was comprised of 81 assets, consisting of 9 streams and 72 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

ASSET COUNT

Producing	**15**
Development & Exploration	**66**
Total	**81**

Subsequent to the year end, we acquired 100% of the common shares of Maverix Metals Inc (**"Maverix"**), thereby adding 148 assets to our portfolio, for a total of 229 assets, including 29 producing assets. Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on "per share" metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

For a discussion of key trends and factors affecting our results of operations and financial position, see "Market Overview".

MARKET OVERVIEW

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended December 31		Year ended December 31	
Average Metal Prices/Exchange Rates	2022	2021	2022	2021
Gold (US$/oz)[1]	1,726	1,795	1,800	1,799
Silver (US$/oz)[2]	21.17	23.33	21.73	25.14
Exchange rate (US$/C$)[3]	1.3578	1.2603	1.3013	1.2535

[1] Based on the London Bullion Market Association ("LBMA") PM fix.
[2] Based on the LBMA PM fix.
[3] Based on Bank of Canada daily average exchange rate.

GOLD

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended December 31, 2022, the gold price ranged from $1,629 to $1,824 per ounce, averaging $1,726 per ounce for the period, a 4% decrease from the same period in the prior year. During the year ended December 31, 2022, the gold price ranged from $1,629 to $2,039 per ounce, averaging $1,800 per ounce for the period, in line with the prior year. As at December 31, 2022, the gold price was $1,814 per ounce (based on the most recent LBMA PM fix). The average gold price declined during the fourth quarter of 2022 compared to the prior quarter. The gold price declined and remained volatile amidst a backdrop of geopolitical instability and weak institutional demand, offset by strong retail demand, and surging inflation being countered by central banks raising interest rates. Also, in December 2022, global physically backed gold exchange traded funds posted their eighth consecutive month of net outflows as holdings dropped by a further 4 tonnes. The pace of outflows continued to slow compared to earlier in the year, however, aided by an increase in the gold price during the month.

SILVER

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2022, the silver price ranged from $18.39 to $23.95 per ounce, averaging $21.17 per ounce for the period, a 9% decrease from the same period in the prior year. During the year ended December 31, 2022, the silver price ranged from $17.77 to $26.18 per ounce, averaging $21.73 per ounce for the period, a 14% decrease from the same period in the prior year. As at December 31, 2022, the silver price was $23.95 per ounce (based on the most recent LBMA fix). Similar to gold, silver was influenced by global central bank interest rate adjustments, inflation, exchange traded fund flows and fluctuating institutional and retail investor demand.

CURRENCY EXCHANGE RATES

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2022, there were no hedging programs in place for non-U.S. dollar expenses.

FINANCIAL AND OPERATING HIGHLIGHTS

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

($ thousands except GEOs, per share metrics, asset margin and cash costs per GEO)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
IFRS measures:				
Revenue	$ **43,886**	$ 36,990	$ **151,885**	$ 150,421
Gross Profit	**24,458**	20,651	**87,004**	83,253
Depletion	**14,604**	13,056	**50,085**	53,672
General administration costs	**4,432**	4,178	**15,516**	12,213
Net Earnings	**15,460**	13,381	**55,086**	45,527
Net Earnings per Share – basic and diluted	**0.10**	0.09	**0.35**	0.31
Operating Cash Flow	**36,721**	28,997	**118,376**	120,015
Operating Cash Flow per Share	**0.24**	0.19	**0.76**	0.81
Non-IFRS measures[1]:				
GEOs	**25,428**	20,605	**84,571**	83,602
Adjusted Net Earnings	**18,265**	13,409	**61,848**	57,563
Adjusted Net Earnings per Share	**0.12**	0.09	**0.40**	0.39
Adjusted EBITDA	**33,012**	28,880	**117,667**	123,485
Free Cash Flow	**36,721**	28,997	**118,376**	120,015
Asset Margin	**91%**	91%	**91%**	91%
Cash Costs per GEO	**157**	159	**165**	161
Acquisition of Mineral Interests	$ **37,718**	$ 5,015	$ **52,280**	$ 51,263

[1] GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow, asset margin and cash costs per GEO as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Revenue was $43.9 million, a quarterly record, an increase of 19% from $37.0 million for the same period in the prior year largely due to $10.3 million higher revenue due to higher volume from streams and related interests, partially offset by $2.3 million lower revenue from royalties, $0.6 million lower revenue due to lower gold prices and $0.4 million lower revenue due to lower silver prices. Higher revenue from streams and related interests was largely driven by higher stream deliveries from Cerro Lindo, ATO and Buriticá. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Gross profit was $24.5 million, an increase of 18% from $20.7 million for the same period in the prior year. The increase was largely driven by higher gross profit from the Cerro Lindo, ATO and Buriticá streams due to higher deliveries, partially offset by lower gross profit from Fosterville due to lower attributable ounces and lower metal prices.

Depletion was $14.6 million, an increase of 12% from $13.1 million for the same period in the prior year. The increase was largely driven by higher depletion from the Cerro Lindo and Buriticá streams due to higher metal sales.

General administration costs were $4.4 million, compared to $4.2 million for the same period in the prior year. Higher costs for the three months ended December 31, 2022 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs, partially offset by lower professional services.

Net earnings were $15.5 million, compared to $13.4 million for the same period in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower finance costs, net and lower income taxes, partially offset by higher business development costs.

Operating cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes, higher working capital adjustments and lower net cash taxes paid. Operating cash flow before working capital and taxes was $35.4 million, an increase of 19% from $29.7 million for the same period in the prior year. The increase was driven by higher cash flows from streams and related interests, and lower sustainability initiatives, partially offset by lower cash flows from royalties and higher general administration and business development costs.

We sold 25,428 GEOs, a quarterly record, an increase of 23% from 20,605 GEOs sold for the same period in the prior year largely due to higher GEOs from Cerro Lindo, ATO and Buriticá due to higher deliveries. This was partially offset by lower GEOs from Fosterville due to lower attributable ounces.

Adjusted net earnings were $18.3 million, a quarterly record, compared to $13.4 million for the same period in the prior year. Key adjusting items included impairment charges of $3.6 million, increase in fair value of financial assets of $0.7 million, non-cash cost of sales related to prepaid gold interests of $0.8 million and income tax recovery of $1.0 million on the adjustments. Adjusting items for the same period in the prior year were not significant.

Adjusted EBITDA was $33.0 million, an increase of 14% from $28.9 million for the same period in the prior year. The increase was due to higher adjusted EBITDA from streams and related interests and lower sustainability initiatives, partially offset by lower EBITDA from royalties and higher general administration and business development costs.

Free cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase reflected higher operating cash flow.

Asset margin was 91%, in line with the same period in the prior year.

Cash costs per GEO were $157, compared to $159 for the same period in the prior year. The decrease was largely due to lower market prices.

Acquisitions of mineral interests were $37.7 million, compared to $5.0 million for the same period in the prior year. Acquisitions in the three months ended December 31, 2022 largely related to $26.2 million of funding for Nevada Copper's open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream. Acquisitions for the same period in 2021 included $4.9 million for the Chilean royalty portfolio acquisition and $0.1 million of stream funding for the Pumpkin Hollow gold and silver stream.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, an annual record, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and related interests and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

Depletion was $50.1 million, a decrease of 7% from $53.7 million in the prior year. The decrease was largely driven by lower depletion from the Cerro Lindo stream due to lower metal sales and lower depletion from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by a full year of share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs and higher expenses for professional services driven by increased costs associated with operating as a public company.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark-to-market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

Operating cash flow was $118.4 million, a decrease of 1% from $120.0 million in the prior year. The decrease was largely due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

We sold 84,571 GEOs, an annual record, compared to 83,602 GEOs sold in the prior year largely due to higher GEOs from ATO due to higher deliveries, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries and a higher ratio of gold prices to silver prices during the year.

Adjusted net earnings were $61.8 million, an annual record, compared to $57.6 million in the prior year. Key adjusting items included impairment charges of $3.6 million, a $2.1 million gain on the Talon Royalty Buydown and a $4.1 million mark-to-market loss on equity investments. Key adjusting items for the same period in the prior year included a $10.8 million mark-to-market loss on equity investments and $0.7 million of initial public offering ("**IPO**") readiness costs related to a potential U.S. listing that was not pursued in 2021.

Adjusted EBITDA was $117.7 million, a decrease of 5% from $123.5 million in the prior year. The decrease was due to lower adjusted EBITDA from royalties and higher general administration and business development costs, partially offset by higher adjusted EBITDA from streams.

Free cash flow was $118.4 million, a decrease of 1% from $120.0 million in the prior year. The decrease reflected lower operating cash flow.

Asset margin was 91%, in line with the prior year.

Cash costs per GEO were $165, compared to $161 for the same period in the prior year. The increase was largely due to a higher proportion of streams with higher ongoing payments.

Acquisitions of mineral interests were $52.3 million, compared to $51.3 million for the same period in the prior year. Acquisitions in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition and $4.2 million of funding for the Pumpkin Hollow gold and silver stream. Acquisitions in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, including capitalized costs, $4.9 million of funding for the Chilean royalty portfolio and $0.5 million of funding for the Pumpkin Hollow gold and silver stream.

2022 GUIDANCE

In July 2022, we revised our 2022 guidance from 90,000 – 95,000 GEOs to 88,000 – 92,000 GEOs due to revising commodity price forecasts for the second half of 2022 to $1,750/oz gold, $19.50/oz silver, $3.50/lb copper and $110/carat diamonds from $1,800 per ounce of gold, $23.50 per ounce of silver, $4.20 per pound of copper and $110 per carat for diamonds.

The operational performance of the portfolio during the year was broadly in line with our expectations, however, non-operational timing delays represented a reduction of over 3,850 GEOs sales versus the revised guidance. Timing differences were dominated by an increase in the time for quotational period settlements for Cerro Lindo concentrates, and associated silver streaming volumes, representing a reduction in GEOs sales.

	2022 Original Guidance	Revised Guidance	2022 Actual
GEOs[1]	90,000 – 95,000	88,000 – 92,000	84,571
GEOs[1] by Commodity Weighting	Gold: 50% to 55%		Gold: 53%
	Silver: 40% to 45%		Silver: 40%
	Other[2]: 5% to 10%	–	Other[2]: 7%
Depletion	$59 million to $63 million	–	$50 million
General administration costs	$16 million to $17 million comprising:		$16 million comprising:
	Cash: $11 million to $12 million		Cash: $12 million
	Non-Cash: $5 million	–	Non-Cash: $4 million
Australian Cash Tax Rate[3]	25%		23%

[1] GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[2] "Other" refers to copper and diamonds.

[3] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests, specifically Fosterville, Dargues, Henty and Stawell.

2023 GUIDANCE

The following contains forward-looking information. Reference should be made to the "Forward-Looking Information" and "Technical and Third-Party Information" sections at the end of this MD&A.

The following table provides our full year 2023 guidance:

	2023 Guidance
GEOs[1]	100,000 to 115,000
Depletion	$65 million to $71 million
General administration costs	$21 million to $22 million comprising:
	Cash: $16 million to $17 million
	Non-Cash: ~$5 million
Australian Cash Tax Rate[3]	~25%

[1] GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[2] "Other" refers to copper and diamonds.

[3] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests.

Our 2023 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator's historical performance and track record of replenishing Mineral Reserves and the operator's publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2023 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

SUSTAINABILITY INITIATIVES

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in the pursuit of sensible best practices is simply good business for a long-term focused organization such as Triple Flag, as we can help enhance our mining partners' privilege to operate and assist their efforts for decarbonization as a capital provider, while maintaining the carbon neutral status of our attributable production associated with our investing activities for our investors. We believe that strong Environmental, Social and Governance (**"ESG"**) performance helps ensure that: the mines and projects we invest in are developed and operated responsibly to protect worker health and safety as well as the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal and, for investments in the small, non-core portion of our portfolio that is not comprised of precious metals, we prioritize copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Sustainalytics

In the fourth quarter of 2022 we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag's ESG initiatives, resulting in a 4th percentile finish — 4th of 114 across the precious metals industry and 2nd in our sub-industry of precious metals mining with an absolute risk rating of 9.2 (negligible risk). Further we were awarded two supplemental Top Badges for both Region and Industry. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics' ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a robust multitude of factors, creating a simple and easy to understand "single currency" that can be used to compare companies across all covered subindustries.

Great Place to Work

Triple Flag received accolades as a Great Place to Work in Canada. Great Place to Work Certification™ recognizes employers who create an outstanding employee experience and an amazing workplace culture. Survey results are completely based on employee feedback. This portrays to potential job seekers that our company offers a great company culture and gives us and other awarded employers a recruiting advantage by providing a globally recognized and research-backed verification of great employee experience.

Maverix Acquisition and Transition

A significant amount of time was also focused on the impending acquisition of Maverix Metals Inc. We spent time reviewing their Board Committee mandates, ESG initiatives, policies, programs and infrastructure, to ensure we could leverage opportunities to achieve optimal synergies and contemplate best practices for our combined entity going forward. Included in this work was the critical undertaking of determining the person-power required to effectively and efficiently manage Triple Flag for the future. We engaged the Maverix team after a thorough review and offered various types of employment agreements to Maverix team members to best position Triple Flag for a successful transition. We are delighted to announce that, upon closing, Maverix's General Counsel joined Triple Flag, bringing critical institutional knowledge from Maverix.

Northparkes (Australia) Flood Disaster Relief

During the month of November, Central West New South Wales experienced one of the most disastrous series of flooding events in recorded history. The Northparkes leadership team have been committed to providing ongoing support to their people and communities. In the days and weeks following the flooding, over 5,000 material items were donated, over 1,200 hours of volunteering was undertaken, and several events were cancelled to make funds available to donate to the community. Triple Flag contributed A$50,000 to assist Northparkes in their relief efforts.

Steppe Gold (Mongolia) Professional Development Program

Triple Flag has made an investment of $28 million to support Steppe Gold's operations in Mongolia. We share Steppe Gold's values of sustainability: the imperative of protecting the environment, prioritizing worker safety, and social responsibility to host communities.

Mining in Mongolia is a growing industry and, based on Steppe Gold's interactions with the government of Mongolia, it appears committed to promote, through education and community outreach, that mining must contribute to the wellbeing of the country's environment and communities. With the initiation of the Gold-2 Program, the government and Steppe Gold are committed to building capacity in-country to reinforce these goals. With that as background, we conceived and developed a professional development program for Mongolian leaders working in fields relating to the environment and in communities impacted by mining.

The partnership for this program began through a series of discussions earlier this year between Bataa Tumur-Ochir, President & CEO of Steppe Gold, and Shaun Usmar, CEO of Triple Flag Precious Metals, prompted by Triple Flag's desire to support Steppe Gold in providing a robust growth and development opportunity to members of the host Mongolian community. It is our privilege to operate through our partners in local communities around the world and, demonstrating the positive impact that mining can have, further strengthens the relationships of our partners on the ground. At Triple Flag, we understand the need for meaningful impact and, rather than just providing funding to our operating partners, we choose to engage with our partners to create custom, value-added programs that enhance their already robust efforts, as is the case with Steppe Gold.

Only six months later, Triple Flag sponsored and hosted nine delegates, in collaboration with Steppe Gold, to participate in a fully customized professional development and English-as-a-Second-Language program taking place predominantly at post-secondary educational institutions (universities/colleges) in St. Catharines and Sudbury, Ontario.

Additional opportunities to build upon English conversation abilities were integrated into the program. Triple Flag arranged for local Mongolian-Canadians to escort the delegates throughout their stay to ensure all of their needs were met and that they could interact with locals who spoke their language, making the most of their time and experience in Canada.

This program was an opportunity for delegates to be introduced to ESG topics and experiences with strong connections to the mining industry. The delegates will be able to positively communicate and educate the community at large, as well as the next generation of leaders, on the values of environmental sustainability and uplifting local communities for years to come.

The duration of the visit was nearly three weeks and included educational and informational sessions with mining executives and professionals, environmental leaders, and visits to a Canadian mine site, a reclaimed quarry, a waste management facility, and many other sustainable business operations. The focus of the program, more specifically, was related to best practices in mine closure and reclamation, mining waste and water management, mining environmental management, and environmental monitoring. By attending the program, the delegates increased their knowledge of international mining best practices, legislation, water management, mining management, environmental conservation, and rehabilitation. Most importantly, after returning home, the delegates can share the knowledge they've gained in Canada with their communities to widen their host communities' current knowledge about mining and prevent potential problems from occurring.

From start to finish, Triple Flag added extra touches, conveying Canada's welcoming hospitality. The delegation was escorted by management of Triple Flag throughout the program and was welcomed on their arrival with a ceremony which included executives from Triple Flag Precious Metals, Steppe Gold, and Brock University's Deans, executives and representatives from the President's Office. Following the formal presentations, the group proceeded to the Canada Games at the brand-new Canada Games Park, a fully sustainable venue, to cheer on two provinces as they faced off in an exciting exhibition of Canada's official game – lacrosse. Closing out the program, the delegation was invited to enjoy a send-off barbecue at the home of one of Triple Flag's executives and an opportunity to take a guided walk through a beautiful Toronto suburb, taking in the local schools, recreational facilities, and observing recycling and waste management in action.

We look forward to partnering with our current and future counterparties going forward as we collectively work towards meeting their social and environmental objectives within their local communities.

Carbon Neutrality

In the second quarter of 2022, we finalized our carbon credit offset purchase, maintaining our carbon neutrality since inception and offsetting 14,223 tCO_2e in 2021 (at a cost of less than $10/t). We also purchased offsets in anticipation of 2022 greenhouse gas emissions to maintain carbon neutrality throughout the year. We are proud of our partnership with Climate Impact Partners, through which we purchase high-quality, independently verified carbon offset credits. To date, all of our purchased carbon offset credits (>50,000 t) have been independently verified by internationally recognized carbon standards, including the Verra Verified Carbon Standard Program, Gold Standard and the United Nations Clean Development Mechanism.

Sustainability Report

We published our second annual Sustainability Report, entitled "Taking the Next Step", in June 2022. This report presents information on our sustainability approach, governance, and performance for the 2021 calendar year, as well as future plans to improve our management of and performance on sustainability issues. This report has been prepared in accordance with the Global Reporting Initiative (**"GRI"**) Standards 'Core option' and serves as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (**"SDGs"**). This year we have also aligned our disclosures with the Sustainability Accounting Standards Board's (**"SASB"**) Metals and Mining Standard and the Asset Management and Custody Activities Standard.

Other Initiatives

We completed the United Nations Global Compact (**"UNGC"**) Target Gender Equality accelerator program. Through facilitated performance analysis, capacity-building workshops, peer-to-peer learning and multi-stakeholder dialogue at the country level, Target Gender Equality supports companies engaged with the UNGC in setting and reaching ambitious corporate targets for women's representation and leadership. This strengthens our contribution to Sustainable Development Goal 5.5, which calls for equal women representation, participation, and leadership in business globally. Companies in the program are equipped with the latest data and research supporting the business case for gender equality and gain insights from UN partners and experts on how to accelerate progress on gender equality.

Our CEO signed our commitment to the Women's Empowerment Principles (**"WEPs"**), a set of principles offering guidance to businesses on how to promote gender equality and women's empowerment in the workplace, marketplace and community. Established by UNGC and UN Women, the WEPs are informed by international labor and human rights standards and grounded in the recognition that businesses have a stake in, and a responsibility for, gender equality and women's empowerment.

Management's Discussion & Analysis

In our ongoing endeavor to provide education and expose the next generation of students to mining-related fields and encourage them to pursue education and careers in the industry, we have joined forces with two charitable organizations – Mining Matters and Young Mining Professionals.

Mining Matters is a Canadian charitable organization dedicated to educating young people to develop knowledge and awareness of Earth Sciences and the minerals industry through meaningful learning activities and innovative STEM education programs. Mining Matters provides engaging, hands-on mineral resources programming and practical mining educational opportunities for Indigenous youth.

The Young Mining Professionals Scholarship Fund (**"YMPSF"**) was established to help fund and promote mining and mining-related education to Canada's next-generation mining entrepreneurs. YMPSF's mandate is to attract young people to Canada's exploration and mining industry by supporting their academic studies in Earth Sciences post-secondary programs.

To commemorate September 30, Canada's 2nd annual Truth and Reconciliation Day, the entire Triple Flag team and guests invited from the banking community participated in hands-on learning activities, guided by Mining Matters and Triple Flag instructors. The team closed the session by reviewing the finalists for the Triple Flag Young Mining

Professionals Scholarship Fund (**"YMPSF"**) bursary and deliberating on the winner of the award. Both activities further support our commitment to encouraging Indigenous youth and post-secondary students' academic pursuits in mining-related fields.

In the first quarter of 2022, Triple Flag donated C$100,000 to the Canadian Red Cross in support of the Ukrainian humanitarian relief effort to assist those most in need during this horrific crisis. The Triple Flag team also participated in packing supplies (emergency shelters, blankets, lanterns, toiletries, etc.) in response to the relief effort.

To commemorate International Women's Day on March 8, 2022, Triple Flag sponsored a table at the Women for Women's College Hospital Foundation luncheon and hosted women from our extended network, including Board members at the gala event which raised nearly C$600,000 to fuel the healthcare revolution and to help give every woman every chance for the best health possible.

We acknowledge the land on which many of our global partners operate is located on traditional territories. Our head office in Toronto, Canada is located on the traditional territory of many nations including the Mississaugas of the Credit, the Anishnabeg, the Chippewa, the Haudenosaunee and the Wendat peoples, and is now home to many diverse First Nations, Inuit and Métis peoples. We also acknowledge that Toronto is covered by Treaty 13 with the Mississaugas of the Credit.

PORTFOLIO OF STREAMING AND RELATED INTERESTS AND ROYALTIES

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

	Three months ended December 31		Year ended December 31	
Revenue ($000s)	2022	2021	2022	2021
Streaming and Related Interests				
Cerro Lindo	$ 16,316	$ 11,419	$ 46,742	$ 55,140
Northparkes	6,755	6,772	25,316	26,797
ATO	4,704	1,755	15,503	6,096
RBPlat	3,181	3,417	13,817	14,564
Renard	2,459	2,283	9,437	6,903
Buriticá	4,066	2,159	9,150	7,922
Other[1]	207	483	1,609	1,849
	$ 37,688	$ 28,288	$ 121,574	$ 119,271
Royalty Interests				
Fosterville	$ 3,202	$ 5,838	$ 15,275	$ 18,570
Young-Davidson	1,400	1,206	5,602	5,067
Dargues	880	642	4,218	3,121
Other[2]	716	1,016	3,610	4,392
	$ 6,198	$ 8,702	$ 28,705	$ 31,150
Revenue from contracts with customers	$ 43,886	$ 36,990	$ 150,279	$ 150,421
Revenue – Other	–	–	1,606	–
	$ 43,886	$ 36,990	$ 151,885	$ 150,421

	Three months ended December 31		Year ended December 31	
Revenue ($000s)	2022	2021	2022	2021
Gold	$ 19,328	$ 19,054	$ 80,533	$ 74,035
Silver	21,892	15,414	61,051	68,777
Other	2,666	2,522	10,301	7,609
Total	$ 43,886	$ 36,990	$ 151,885	$ 150,421

[1] Includes revenue from Gunnison and Pumpkin Hollow.

[2] Includes revenue from Eagle River, Hemlo, Henty and Stawell.

GEOs (ounces)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
Streaming and Related Interests				
Cerro Lindo	**9,455**	6,361	**26,047**	30,651
Northparkes	**3,914**	3,772	**14,058**	14,886
ATO	**2,725**	977	**8,724**	3,380
RBPlat	**1,843**	1,903	**7,653**	8,096
Renard	**1,424**	1,272	**5,253**	3,839
Buriticá	**2,356**	1,203	**5,133**	4,403
Other[1]	**121**	269	**878**	1,027
	21,838	15,757	**67,746**	66,282
Royalty Interests				
Fosterville	**1,855**	3,253	**8,454**	10,327
Young-Davidson	**810**	672	**3,110**	2,817
Dargues	**510**	358	**2,339**	1,735
Other[2]	**415**	565	**1,993**	2,441
	3,590	4,848	**15,896**	17,320
GEOs (ounces) – Other	**–**	–	**929**	–
Total	**25,428**	20,605	**84,571**	83,602

[1] Includes GEOs from Gunnison and Pumpkin Hollow.

[2] Includes GEOs from Eagle River, Hemlo, Henty and Stawell.

GEOs (ounces)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
Gold	**11,199**	10,614	**44,786**	41,143
Silver	**12,684**	8,586	**34,052**	38,229
Other	**1,545**	1,405	**5,733**	4,230
Total	**25,428**	20,605	**84,571**	83,602

[1] Refers to copper and diamonds.

For the three months ended December 31, 2022, we sold 25,428 GEOs, a quarterly record, an increase of 23% from 20,605 GEOs sold for the same period in the prior year, largely due to higher GEOs from Cerro Lindo, ATO and Buriticá due to higher deliveries. This was partially offset by lower GEOs from Fosterville due to lower attributable ounces.

For the year ended December 31, 2022, we sold 84,571 GEOs, an annual record, compared to 83,602 GEOs sold in the prior year largely due to higher GEOs from ATO due to higher deliveries, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries and a higher ratio of gold prices to silver prices during the year.

KEY DEVELOPMENTS

SINCE DECEMBER 31, 2022

ACQUISITION OF MAVERIX

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the **"Agreement"**). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration will not exceed 85% of the total consideration. In connection with the closing, Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders and also incurred $5.7 million of transaction costs. The transaction will be recorded as an asset acquisition during the first quarter of 2023.

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2022

CLEAN AIR METALS NSR ROYALTY

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% net smelter returns (**"NSR"**) royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. The first tranche of C$10 million was funded and the remaining C$5 million will be paid within the following 90 days subject to certain conditions. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty, or similar financing for the Thunder Bay North Project and an area of interest around the project.

GROSS REVENUE RETURN AND STREAM ON PRIESKA

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (**"Orion"**) for the acquisition of a A$10 million gross revenue return (**"GRR"**) agreement and $80 million gold and silver stream on the Prieska copper-zinc mine in South Africa (the **"Prieska Stream"**).

The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue from future production at the Prieska mine. The Prieska Stream requires Orion to deliver to Triple Flag 84% of reference gold and 84% of reference silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. The Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met — 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the GRR is subject to obtaining approvals, and closing of the Prieska stream is conditional on obtaining approvals, the mine development being fully funded and Orion finalizing a mine plan to the Company's satisfaction.

NORMAL COURSE ISSUER BID

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (**"NCIB"**). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the "block purchase exemption" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. In November 2022, Triple Flag also re-established an Automatic Share Purchase Plan (**"ASPP"**) with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. As at December 31, 2022, the Company did not instruct the designated broker to make purchases under the ASPP and had purchased 507,122 of its common shares under the NCIB for $5.8 million.

PUMPKIN HOLLOW (97.5% GOLD AND SILVER STREAM AND 2% OPEN PIT ROYALTY)

On October 28, 2022, Nevada Copper Corp. (**"Nevada Copper"**) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper's open pit project from 0.7% to 2.0% and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which Triple Flag has committed $5 million.

STEPPE GOLD PREPAID GOLD INTEREST

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest (the **"Steppe Gold Prepaid Gold Interest"**). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. First delivery under the arrangement was made in December 2022.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the LBMA PM fix on the last trading day of the quarter. For the three months and year ended December 31, 2022, the Company recognized income of $0.4 million and $0.6 million, respectively, as a result of changes in the fair value of the prepaid gold interest ($nil for the three months and year ended December 31, 2021).

CREDIT FACILITY AMENDMENT

On September 22, 2022, the Company extended the maturity of the $500 million credit facility (the **"Credit Facility"**) by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (**"LIBOR"**) benchmark interest rate was replaced by the Secured Overnight Financing Rate (**"SOFR"**). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment.

NEW YORK STOCK EXCHANGE LISTING

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the **"NYSE"**) under the symbol "TFPM", the same symbol the Company's common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol "TFPM") and U.S. dollars (under the symbol "TFPM.U"). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

STORNOWAY RESTRUCTURING

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (**"Stornoway"**), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of TF Precious Metals) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

- The amounts outstanding under the Stornoway Working Capital Facility (the **"Facility"**) were fully repaid on April 29, 2022 (Stornoway repaid C$1.5 million to Triple Flag);
- The Facility remains available to be drawn by Stornoway up to an amount of C$20 million in total (C$2.6 million attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;

- Stream payments will be required in a given quarter provided:
  - Stornoway satisfies certain minimum cash thresholds, and
  - No amounts are outstanding under the Facility;
- In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the **"Bridge"**); and
- The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Subsequent to signing the amendments, 100% of stream payments were made as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Facility.

ACQUISITION OF SOFIA NSR ROYALTY

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% NSR royalty over the Sofia Project (**"Sofia"**), located in Chile, for $5 million. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3 million (the **"AndeX Equity Interest"**) and received a right of first refusal over an additional 1% NSR royalty covering Sofia.

TALON ROYALTY BUYDOWN

On February 15, 2022, Talon Nickel (USA) LLC (**"Talon"**) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon's interest in the Tamarack project in exchange for a payment of $4.5 million (the **"Talon Royalty Buydown"**). The Company acquired its royalty on the Tamarack project for $5 million in March 2019. This resulted in a gain on disposition of $2.1 million.

BEAUFOR ROYALTY

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor Mine (the **"Beaufor Royalty"**) for C$6.75 million. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (**"Monarch"**), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4.5 million in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Refer to Note 13 to the Annual Financial Statements for additional details.

FOR THE YEAR ENDED DECEMBER 31, 2021

GUNNISON STREAM AMENDMENT

On December 22, 2021, the Company and Excelsior Mining Corp. including its subsidiaries (**"Excelsior"**), agreed to an amendment to the stream agreement between the Company and Excelsior, to help facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior's buydown option and concurrently agreed to re-price Triple Flag's 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021 and did not have a material impact on our financial statements.

ACQUISITION OF CHILEAN ROYALTY PORTFOLIO

On December 21, 2021, we entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited's (**"Gold Fields"**) Salares Norte project in Chile for $4.9 million. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2 million for the Aster 2 royalty and $4 million for each of the Aster 3 and Helada royalties.

NORMAL COURSE ISSUER BID AND
AUTOMATIC SHARE PURCHASE PLAN

In October 2021, the Company established an NCIB. Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the "block purchase exemption" of the TSX rules. All common shares that were repurchased by the Company under the NCIB were canceled. At December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB for $1.7 million, all of which were cancelled.

In December 2021, in connection with the NCIB that expired on October 13, 2022, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP was implemented effective January 1, 2022. The ASPP was intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company could instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases would be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

DIVIDEND REINVESTMENT PLAN

In October 2021, we announced that we had implemented a Dividend Reinvestment Plan (**"DRIP"**). Participation in the DRIP is optional and will not affect shareholders' cash dividends, unless they elect to participate in the DRIP. At the Company's discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared in November 2021. The DRIP is limited to non-U.S. participants.

INITIAL PUBLIC OFFERING

TF Precious Metals closed its IPO on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. In connection with the IPO, the common shares were listed on the TSX only in both Canadian and U.S. dollars under the symbols TFPM and TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

IAMGOLD ROYALTY PORTFOLIO PURCHASE

On January 12, 2021, we entered into an agreement (the **"IAMGOLD Agreement"**) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, **"IAMGOLD"**). On March 26, 2021, we entered into an amendment to the IAMGOLD Agreement, pursuant to which we agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45.7 million. The acquisition closed during the first half of 2021. Transaction costs incurred of $393 thousand were capitalized at the acquisition date.

OPERATING ASSETS – PERFORMANCE

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

ASSET PERFORMANCE – STREAMS AND RELATED ASSETS (PRODUCING)

1. CERRO LINDO (OPERATOR: NEXA RESOURCES S.A.)

Under the stream agreement with Nexa Resources S.A. (**"Nexa"**), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. As at December 31, 2022, 12.2 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended December 31, 2022, we sold the 715,161 ounces of silver delivered under the agreement, a 37% increase from the same period in the prior year, driven by higher deliveries. GEOs sold were 9,455 for the three months ended December 31, 2022, compared to 6,361 for the same period in the prior year, driven by higher deliveries.

For the year ended December 31, 2022, Nexa delivered 2,076,824 ounces of silver, an 8% decrease from the prior year. We sold 2,111,018 ounces of silver received from the Cerro Lindo stream for the year ended December 31, 2022, a 5% decrease from the prior year, driven by lower deliveries. GEOs sold were 26,047 for the year ended December 31, 2022, compared to 30,651 for the prior year, driven by a higher ratio of gold to silver prices and lower deliveries.

2. RBPLAT PGM OPERATIONS (OPERATOR: ROYAL BAFOKENG PLATINUM LIMITED)

Under the stream agreement with Royal Bafokeng Platinum Limited (**"RBPlat"**), we receive 70% of the payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter on the RBPlat PGM Operations. As at December 31, 2022, 21,756 ounces of gold had been delivered under the stream agreement with RBPlat since inception. For the three months ended December 31, 2022, we sold the 1,823 ounces of gold delivered by RBPlat under the stream agreement, a 5% decrease from the ounces delivered and sold for the same period in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 1,843 for the three months ended December 31, 2022, compared to 1,903 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 7,582 ounces of gold delivered by RBPlat under the stream agreement, a 6% decrease from the ounces delivered and sold in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 7,653 for the year ended December 31, 2022, compared to 8,096 for the prior year.

3. ALTAN TSAGAAN OVOO (**"ATO"**) (OPERATOR: STEPPE GOLD)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter 25% of payable gold subject to an annual cap of 7,125 ounces, and 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter 50% of payable silver subject to an annual cap of 59,315 ounces produced from the ATO mine in Mongolia. As at December 31, 2022, 19,139 ounces of gold and 40,231 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2022, we sold the 2,601 ounces of gold and 9,401 ounces of silver delivered to the Company under stream and related agreements, compared to the 843 ounces of gold and 10,372 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 2,705 for the three months ended December 31, 2022, compared to 977 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 8,507 ounces of gold and 22,129 ounces of silver delivered to the Company under stream and related agreements, compared to the 3,199 ounces of gold and 11,247 ounces of silver sold and delivered in the prior year, respectively. GEOs sold from ATO were 8,724 for the year ended December 31, 2022, compared to 3,380 for the same period in the prior year.

4. NORTHPARKES (OPERATOR: CHINA MOLYBDENUM CO., LTD)

Under the stream agreement with China Molybdenum Co., Ltd (**"CMOC"**), we receive 54% of the payable gold until an aggregate of 630,000 ounces have been delivered and thereafter 27% of payable gold, and 80% of the payable silver produced until an aggregate of 9 million ounces of silver have been delivered to us, and 40% of the payable silver thereafter for the remainder of the life of the mine. At December 31, 2022, 28,610 ounces of gold and 509,587 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended December 31, 2022, we sold the 3,114 ounces of gold and 57,779 ounces of silver delivered to the Company. This compares to 4,110 ounces of gold and 68,212 ounces of silver delivered and 2,922 ounces of gold and 68,212 ounces of silver sold for the same period in the prior year. GEOs sold were 3,914 for the three months ended December 31, 2022, compared to 3,772 for the same period in the prior year.

For the year ended December 31, 2022, 10,386 ounces of gold and 206,350 ounces of silver were delivered to the Company and 11,574 ounces of gold and 206,350 ounces of silver were sold. This compares to 13,247 ounces of gold and 210,503 ounces of silver delivered and 12,059 ounces of gold and 210,503 ounces of silver sold in the prior year. GEOs sold were 14,058 for the year ended December 31, 2022, compared to 14,886 for the prior year.

5. BURITICÁ (OPERATOR: ZIJIN MINING GROUP CO.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended December 31, 2022, we sold the 178,719 ounces of silver delivered under the agreement, a 91% increase from the same period in the prior year. GEOs sold were 2,356 for the three months ended December 31, 2022, compared to 1,203 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 413,904 ounces of silver delivered under the agreement, a 30% increase from the prior year. GEOs sold were 5,133 for the year ended December 31, 2022, compared to 4,403 for the same period in the prior year.

6. RENARD (OPERATOR: STORNOWAY DIAMOND CORPORATION)

Under the stream agreement with Stornoway Diamond Corporation we receive 4% of payable carats over the life of the asset.

For the three months ended December 31, 2022, there were 21,878 diamond carats attributable to the Company under the agreement, a 2% increase from the same period in the prior year. GEOs sold were 1,424 for the three months ended December 31, 2022, compared to 1,272 for the same period in the prior year, largely driven by higher diamond prices.

For the year ended December 31, 2022, there were 75,755 diamond carats attributable to the Company under the agreement, a 3% increase from the same period in the prior year. GEOs sold were 5,253 for the year ended December 31, 2022, compared to 3,839 in the prior year, largely driven by higher diamond prices.

ASSET PERFORMANCE – ROYALTIES (PRODUCING)

1. FOSTERVILLE GOLD MINE (OPERATOR: AGNICO EAGLE MINES LIMITED, EFFECTIVE FEBRUARY 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited's (**"Agnico Eagle"**) Fosterville mine in Australia. On February 16, 2023, Agnico Eagle reported fourth quarter 2022 results. For the three months ended December 31, 2022, Fosterville milled 139,000 tonnes of ore at an average grade of 20.29 g/t Au resulting in gold production of 88,634 ounces, compared to 108,156 ounces produced for the same period in the prior year. From February 8, 2022 to December 31, 2022, Fosterville milled 524,000 tonnes of ore at an average grade of 20.41 g/t Au resulting in gold production of 338,327 ounces. For the year ended December 31, 2022, Fosterville produced 383,206 ounces of gold, compared to 509,601 ounces produced for the same period in the prior year. Lower production in the fourth quarter of 2022 was primarily due to operating restrictions related to low frequency noise and lower gold grades than anticipated in the fourth quarter of 2022.

GEOs earned were 1,855 and 8,454 for the three months and year ended December 31, 2022, respectively, compared to 3,253 and 10,327, respectively, for the prior year.

2. YOUNG-DAVIDSON GOLD MINE (OPERATOR: ALAMOS GOLD INC.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.'s (**"Alamos Gold"**) Young-Davidson mine in Canada. On January 12, 2023, Alamos Gold reported fourth quarter 2022 production results. For the three months ended December 31, 2022, Young-Davidson processed 7,585 tonnes of ore per day at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 45,000 ounces, a 13% decrease from the same period in the prior year. For the year ended December 31, 2022, Young-Davidson processed 7,835 tonnes of ore per day at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 192,000 ounces, a 2% decrease from the prior year.

GEOs earned were 810 and 3,110 for the three months and year ended December 31, 2022, respectively, compared to 672 and 2,817 for the same periods in the prior year.

DEVELOPMENT STAGE ASSETS

KEMESS PROJECT (OPERATOR: CENTERRA GOLD INC.)

In May 2018, we entered into a silver purchase and sale agreement for a 100% silver stream, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of payable copper produced from the Kemess underground area, subject to fixed payable metal percentages for copper and silver, in exchange for an initial upfront deposit of $45 million, payable in stages, following the public announcement of a construction decision, plus a payment equal to 10% of the average five-day silver market price for each ounce of silver purchased.

The Kemess project is a brownfield project located in British Columbia approximately 430 kilometers northwest of Prince George. The project is 100% owned by Centerra Gold Inc. (**"Centerra"**) and includes the Kemess underground deposit, the Kemess East deposit and the existing infrastructure of the former Kemess South mine. Currently, the Kemess site is in care and maintenance with on-site activities focused on surface preparation work for future construction activities should Centerra decide to proceed with development. The public announcement of the construction decision will trigger our funding obligation and commencement of payments, as outlined in the "Contractual Obligations and Commitments" section of this MD&A.

OTHER FINANCIAL ASSETS

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold. Steppe Gold delivered 500 ounces in the three months ended December 31, 2022 and the balance of 2,500 ounces will be delivered following year end. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the LBMA PM fix on the last trading day of the quarter.

The following table summarizes other financial assets as at December 31, 2022 and December 31, 2021:

($ thousands)	As at December 31, 2022		As at December 31, 2021
Investments	$ 5,372	$	13,672
Prepaid gold interest	4,534		—
Total other financial assets	$ 9,906	$	13,672

FINANCIAL CONDITION AND SHAREHOLDERS' EQUITY REVIEW

SUMMARY BALANCE SHEET

The following table presents summarized consolidated balance sheet information as at December 31, 2022 and December 31, 2021:

($ thousands)	As at December 31, 2022	As at December 31, 2021
Cash and cash equivalents	$ 71,098	$ 40,672
Other current assets	19,509	31,756
Non-current assets	1,246,424	1,230,981
Total assets	$ 1,337,031	$ 1,303,409
Current liabilities	$ 12,586	$ 4,470
Other non-current liabilities	5,966	4,317
Total liabilities	18,552	8,787
Total shareholders' equity	1,318,479	1,294,622
Total liabilities and shareholders' equity	$ 1,337,031	$ 1,303,409

Total assets were $1,337.0 million as at December 31, 2022, compared to $1,303.4 million as at December 31, 2021. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and financial assets. The increase in total assets from December 31, 2021 was driven by an increase in cash balances from operating cash flows generated and the addition of streams and related interests and royalties during 2022 as we continued to grow through acquisitions, partially offset by net disposition of equity investments.

Total liabilities were $18.6 million as at December 31, 2022, compared to $8.8 million as at December 31, 2021. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations.

Total shareholders' equity as at December 31, 2022 was $1,318.5 million, compared to $1,294.6 million as at December 31, 2021. The increase in shareholders' equity reflects income generated during the period net of dividends paid.

SHAREHOLDERS' EQUITY

As at December 31, 2022	Number of shares
Common shares	155,685,593

As at December 31, 2021	Number of shares
Common shares	156,036,737

Our common shares are listed on the Toronto Stock Exchange in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol TFPM. In the fourth quarter of 2022, the Company declared and paid a dividend of $0.05 per share.

In October 2021, the Company established an NCIB, which expired on October 13, 2022. In November 2022, the Company renewed its NCIB. Under the renewed NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. For the three months ended December 31, 2022, the Company purchased 173,140 of its common shares under the NCIB for C$2.7 million. For the year ended December 31, 2022, the Company purchased 108,050 of its common shares under the NCIB for $1.3 million and 243,094 of its common shares under the NCIB for C$3.8 million.

As at February 21, 2023, 200,815,114 common shares are issued and outstanding and stock options are outstanding to purchase a total of 4,561,812 common shares.

RESULTS OF OPERATIONS REVIEW

COMPREHENSIVE INCOME

Comprehensive income consists of net earnings or loss, together with certain other economic gains and losses, which, collectively, are described as "other comprehensive income (loss)" or "OCI" and excluded from the statement of income (loss). OCI includes realized and unrealized gains/losses from derivative contracts (interest rate swaps) designated as cash flow hedges. For the three months ended December 31, 2022 and 2021, other comprehensive income was $nil. For the year ended December 31, 2022, other comprehensive income was $nil. For the year ended December 31, 2021, other comprehensive income was $243 thousand on an after-tax basis, consisting of $25 thousand unrealized gains (after-tax) as well as $218 thousand realized losses (after-tax) from closing out the interest rate swap contracts designated as cash flow hedges. There was a $nil balance in accumulated other comprehensive income ("**AOCI**") at December 31, 2022.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

The following table presents summarized consolidated statements of income information for the three months and year ended December 31, 2022 and 2021:

	Three months ended December 31		Year ended December 31	
($ thousands except share and per share information)	**2022**	2021	**2022**	2021
Revenue	$ **43,886**	$ 36,990	$ **151,885**	$ 150,421
Cost of sales	**19,428**	16,339	**64,881**	67,168
Gross profit	**24,458**	20,651	**87,004**	83,253
General administration costs	**4,432**	4,178	**15,516**	12,213
Business development costs	**1,044**	328	**2,976**	771
Sustainability initiatives	**167**	421	**805**	855
IPO readiness costs	**–**	–	**–**	670
Impairment charges	**3,600**	–	**3,600**	–
Operating income	**15,215**	15,724	**64,107**	68,744
Gain on disposition of mineral interest	**–**	–	**2,099**	–
Increase (decrease) in fair value of financial assets	**733**	60	**(4,066)**	(10,786)
Finance costs, net	**(172)**	(602)	**(1,413)**	(5,673)
Other expense	**(500)**	–	**(500)**	–
Loss on derivatives	**–**	–	**–**	(297)
Foreign currency translation loss	**(63)**	(1)	**(352)**	(25)
Other expense	**(2)**	(543)	**(4,232)**	(16,781)
Earnings before income taxes	**15,213**	15,181	**59,875**	51,963
Income tax recovery (expense)	**247**	(1,800)	**(4,789)**	(6,436)
Net earnings	$ **15,460**	$ 13,381	$ **55,086**	$ 45,527
Weighted average shares outstanding – basic	**155,793,370**	156,158,978	**155,950,659**	148,025,464
Weighted average shares outstanding – diluted	**155,793,370**	156,158,978	**155,950,659**	148,025,464
Earnings per share – basic and diluted	$ **0.10**	$ 0.09	$ **0.35**	$ 0.31

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Revenue was $43.9 million, a quarterly record, an increase of 19% from $37.0 million for the same period in the prior year largely due to $10.3 million higher revenue due to higher volume from streams and related interests, partially offset by $2.3 million lower revenue from royalties, $0.6 million lower revenue due to lower gold prices and $0.4 million lower revenue due to lower silver prices. Higher revenue from streams and related interests was largely driven by higher stream deliveries from Cerro Lindo, ATO and Buriticá. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,726 per ounce and 7,039 ounces, respectively, compared to $1,795 per ounce and 5,792 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.17 per ounce and 961 thousand ounces, respectively, compared to $23.33 per ounce and 664 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $19.4 million (including depletion) from streams and related interests and royalties, compared to $16.3 million (including depletion) from streams and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2022 was largely due to cost of sales associated with higher metal deliveries from streams and related interests, partially offset by lower attributable ounces from royalties.

Gross profit was $24.5 million, an increase of 18% from $20.7 million for the same period in the prior year. The increase was largely driven by higher gross profit from Cerro Lindo, ATO and Buriticá due to higher deliveries, partially offset by lower gross profit from Fosterville due to lower attributable ounces and lower metal prices.

General administration costs were $4.4 million, compared to $4.2 million for the same period in the prior year. Higher costs for the three months ended December 31, 2022 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs, partially offset by lower professional services.

Business development costs were $1.0 million, compared to $0.3 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the three months ended December 31, 2022, expenditures on various sustainability initiatives were $167 thousand, compared to $421 thousand for the same period in the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Increase in fair value of financial assets for the three months ended December 31, 2022 represents change in the fair value of the Steppe Gold prepaid gold interest and in the fair value of our equity investments.

Finance costs, net were $0.2 million, compared to $0.6 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by higher interest earned on cash balances.

Income tax recovery was $0.2 million, compared to income tax expense of $1.8 million for the same period in the prior year. The decrease in income tax expense was driven by tax recovery associated with the Beaufor royalty impairment, lower income tax associated with our Australian royalties and tax recovery associated with increased general administration costs and business development costs.

Net earnings were $15.5 million, compared to $13.4 million for the same period in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower finance costs, net and lower income taxes, partially offset by higher business development costs.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, an annual record, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,800 per ounce and 27,485 ounces, respectively, compared to $1,799 per ounce and 23,852 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.73 per ounce and 2.8 million ounces, respectively, compared to $25.14 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and related interests and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $64.9 million (including depletion) from streams and royalties, compared to $67.2 million (including depletion) from streams and related interests and royalties for the prior year. The decrease in cost of sales for the year ended December 31, 2022 was largely due to the sales mix across the portfolio of streams and related interests and royalty interests.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors' and officers' liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Business development costs were $3.0 million, compared to $0.8 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the year ended December 31, 2022, expenditures on various sustainability initiatives were $0.8 million, in line with the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Gain on disposition of mineral interests of $2.1 million represents the gain on the Talon Royalty Buydown.

Decrease in fair value of financial assets represents the movement in the fair value of the Steppe Gold prepaid gold interest and our equity investments.

Finance costs, net were $1.4 million, compared to $5.7 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Loss on derivatives was $0.3 million in the prior year. Subsequent to the IPO, the Company repaid most of its Credit Facility and closed out the interest rate swap, resulting in a loss of $0.3 million. The Company has no hedge contracts at this time.

Income tax expense was $4.8 million, compared to $6.4 million for the same period in the prior year. The decrease in income tax expense was driven by lower income tax associated with our Australian royalties and by tax recovery associated with increased general administration costs, business development costs and sustainability initiatives.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark to market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

.

CONDENSED STATEMENTS OF CASH FLOWS

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

The following table presents summarized consolidated statements of cash flow information for the three months and year ended December 31, 2022 and December 31, 2021:

($ thousands)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
Operating cash flow before working capital and taxes	$ **35,409**	$ 29,686	$ **123,807**	$ 124,543
Income taxes recovered (paid)	**22**	(1,039)	**(5,031)**	(5,303)
Change in working capital	**1,290**	350	**(400)**	775
Operating cash flow	**36,721**	28,997	**118,376**	120,015
Net Cash used in investing activities	**(37,955)**	(5,310)	**(48,916)**	(48,145)
Net Cash used in financing activities	**(10,416)**	(9,724)	**(38,750)**	(51,835)
Effect of exchange rate changes on cash and cash equivalents	**45**	4	**(284)**	—
(Decrease) Increase in cash during the period	**(11,605)**	13,967	**30,426**	20,035
Cash and cash equivalents at beginning of period	**82,703**	26,705	**40,672**	20,637
Cash and cash equivalents at end of period	$ **71,098**	$ 40,672	$ **71,098**	$ 40,672

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Operating cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes, higher working capital adjustments and lower net cash taxes paid. Operating cash flow before working capital and taxes was $35.4 million, an increase of 19% from $29.7 million for the same period in the prior year. The increase was driven by higher cash flows from streams and related interests, and lower sustainability initiatives, partially offset by lower cash flows from royalties and higher general administration and business development costs. Net cash used in investing activities was $38.0 million, compared to $5.3 million for the same period in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream. Net cash used in investing activities in 2021 largely included $4.9 million of funding for the Chilean royalty portfolio acquisition, $115 thousand of stream funding for the Pumpkin Hollow gold and silver stream and $322 thousand paid to exercise the Talon Warrants.

Net cash used in financing activities was $10.4 million, compared to $9.7 million for the same period in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $7.8 million, $2.0 million paid to purchase shares under the NCIB, as well as interest payments of $0.5 million. Net cash used in financing activities in 2021 largely consisted of dividend payments of $7.4 million, $1.7 million paid to purchase shares under the NCIB program, as well as interest payments of $0.5 million.

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating cash flow was $118.4 million, compared to $120.0 million in the prior year. The decrease was due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

Net cash used in investing activities was $48.9 million, compared to $48.1 million in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper's open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5,000,000 Talon shares and C$4.2 million for the disposition of 6,444,786 EarthLabs Inc. shares. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, $4.9 million of funding for the Chilean royalty portfolio acquisition, $0.5 million of stream funding for the Pumpkin Hollow gold and silver stream and $322 thousand paid to exercise the Talon Warrants, partially offset by $3.4 million of proceeds from the sale of 803,900 EarthLabs Inc. shares and 1.5 million Steppe Gold shares.

Net cash used in financing activities was $38.8 million, compared to $51.8 million in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of

$319.0 million and $5.1 million, respectively, $1.7 million paid to purchase shares under the NCIB as well as dividend payments of $14.8 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees, as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, our cash and cash equivalents were $71.1 million, compared to $40.7 million as at December 31, 2021. Cash and cash equivalents at February 21, 2023 of $26.5 million reflect the effect of the net drawdown on the Credit Facility, cash consideration paid to Maverix shareholders and various transaction costs pursuant to the Maverix acquisition. Significant variations in the liquidity and capital resources during the period are explained in the "Condensed Statements of Cash Flows" section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements and payment of dividends for the next twelve months and beyond.

CREDIT FACILITY

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at December 31, 2022, the Credit Facility balance was $nil. At February 21, 2023, the Credit Facility balance was $80 million, reflecting the drawdown related to the Maverix acquisition.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2022 were $0.9 million and $3.2 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.8 million and $6.3 million, respectively, for the three months and year ended December 31, 2021, including interest charges, the impact of the pay-fixed receive-float interest rate swap, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2022, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

INTEREST RATE SWAP

On April 30, 2020, we entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150 million of our Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150 million of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on our leverage ratio. On May 28, 2021, we paid $297 thousand to terminate the swap. As a result, we discontinued hedge accounting and released a loss of $297 thousand ($218 thousand loss net of tax) from AOCI in the second quarter of 2021.

QUARTERLY INFORMATION[1, 2]

	2022				2021			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
IFRS measures:								
Cash and cash equivalents	71,098	82,703	74,431	58,132	40,672	26,705	11,719	4,258
Total assets	1,337,031	1,325,499	1,318,244	1,311,462	1,303,409	1,297,722	1,306,368	1,309,596
Revenue	43,886	33,754	36,490	37,755	36,990	37,126	40,939	35,366
Net earnings	15,460	12,815	10,922	15,889	13,381	5,128	18,339	8,679
Earnings per share (basic and diluted)	0.10	0.08	0.07	0.10	0.09	0.03	0.13	0.06
Operating cash flow	36,721	25,356	29,940	26,359	28,997	29,455	32,754	28,809
Operating cash flow per share	0.24	0.16	0.19	0.17	0.19	0.19	0.23	0.21
Non-IFRS measures[3]:								
GEOs	25,428	19,523	19,507	20,113	20,605	20,746	22,537	19,714
Adjusted Net Earnings	18,265	13,258	14,854	15,471	13,409	13,714	16,650	13,791
Adjusted Net Earnings per share	0.12	0.09	0.10	0.10	0.09	0.09	0.12	0.10
Adjusted EBITDA	33,012	26,054	28,144	30,457	28,880	29,549	34,959	30,097
Average gold price[4]	1,726	1,729	1,871	1,877	1,795	1,790	1,816	1,794
Average silver price[5]	21.17	19.23	22.60	24.01	23.33	24.36	26.69	26.26

[1] All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.

[2] Sum of all the quarters may not add up to the annual total due to rounding.

[3] GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[4] Based on the LBMA PM fix.

[5] Based on the LBMA fix.

In the fourth quarter of 2022, we funded Nevada Copper's open pit project, provided remaining funding for the Nevada Copper gold and silver stream and acquired the royalty on the Thunder Bay North Project. In the third quarter of 2022, we acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia NSR royalty. In the first quarter of 2022, we acquired the Beaufor royalty. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million. In the third quarter of 2021, we repaid the remaining balance on our Credit Facility, leaving the Company debt-free, and paid our inaugural dividend. In the second quarter of 2021, we successfully completed our IPO and paid down the majority of our Credit Facility, while achieving record GEOs and operating cash flow since inception. In the first quarter of 2021, we entered into an agreement with IAMGOLD to purchase a royalty portfolio consisting of 34 royalties on various exploration and development properties for $45.7 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

STREAM AGREEMENTS

As of December 31, 2022, we had significant commitments to make per ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

Mineral interest	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.

[4] Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

[5] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine's production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

[6] Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[7] 70% of the payable gold until 261,000 ounces are delivered, and 42% thereafter.

[8] 54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered, and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered, and 40% thereafter.

INVESTMENTS IN STREAM AND ROYALTY INTERESTS

As of December 31, 2022, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
AuRico Metals Inc.	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary
		$12.5 million	2nd anniversary
		$12.5 million	3rd anniversary
Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production
Nevada Copper Inc.	Pumpkin Hollow Mine	$5 million	Drawdown notice initiated by Nevada Copper[1]
Stornoway Diamond Corporation	Renard	C$2.6 million	Working capital funding request initiated from Stornoway
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Clean Air Metals Inc.	Thunder Bay North	C$5 million	Payment contingent upon certain commercial conditions

[1] Subsequent to December 31, 2022, the Company received a notice of drawdown from Nevada Copper for $5 million.

We have existing commitments, including with respect to the Kemess stream, Tedeboy Area royalty, Renard diamond stream, as well as Hemlo and Eagle River royalties, which are noted in the table above. These are expected to be funded from operating cash flow over the next few years.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

($ thousands)		Less than 1 year		1–3 years		3–5 years		More than 5 years		Total
Lease[1]	$	277	$	525	$	433	$	682	$	1,917
Lease interest[1]		113		186		122		45		466
Standby charges[2]		1,969		3,943		1,305		—		7,217
	$	2,359	$	4,654	$	1,860	$	727	$	9,600

[1] We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.

[2] Represents standby charges on the Credit Facility, which matures on August 30, 2023.

In January 2023, net withdrawals of $80 million were made from the Credit Facility to fund the acquisition of Maverix.

OFF-BALANCE SHEET ARRANGEMENTS OR COMMITMENTS

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under "Contractual Obligations and Commitments".

CONTINGENCIES

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

RISK AND RISK MANAGEMENT

OVERVIEW

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

- Identify, assess and communicate our key risks;

- Integrate risk management into strategic priorities and plans;

- Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;

- Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;

- Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;

- Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and

- Provide assurance to the Chief Executive Officer (**"CEO"**) and the Audit Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

BOARD OF DIRECTORS AND AUDIT COMMITTEE OVERSIGHT

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit Committee. The Board's mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit Committee assists the Board in overseeing the Company's management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company's financial position and risk management programs. The Audit Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

MANAGEMENT OVERSIGHT

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make the most informed decisions possible and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

KEY RISK FACTORS

- Fluctuations in commodity prices;

- Passive nature of our investments — we have limited to no control over the operation of the properties in which we hold an interest, or an operator's failure to perform or decision to cease or suspend operations;

- Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;

- Revenue concentration — a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;

- The current COVID-19 pandemic, as well as similar pandemics and public health emergencies in the future;

- The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;

- Our liquidity profile, including level of indebtedness;

- Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future carry on business;

- Changing or increasing regulatory requirements, including increasing taxes or other measures;

- Our ability to maintain appropriate internal control over financial reporting and disclosure; and

- Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the "Risk Factors" section of the Company's most recent AIF available from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Also see the "Cautionary Statement on Forward-Looking Information" in this MD&A.

DISCLOSURE CONTROLS & PROCEDURES

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian securities laws, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2022.

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control framework was designed based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

There was no change in the Company's internal controls over financial reporting that occurred during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management, at the direction of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2022.

Due to a transition period established by rules of the SEC for "emerging growth companies", the Company is not yet required to include an attestation report of the Company's registered public accounting firm.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

Additional information related to Triple Flag, including the Company's most recent AIF, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag's stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee and Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are also included in Note 3 to the Annual Financial Statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 3 to the accompanying Annual Financial Statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

GOLD EQUIVALENT OUNCES ("GEOS")

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

					2022
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	43,886	33,754	36,490	37,755	
Average gold price per ounce	1,726	1,729	1,871	1,877	
GEOs	25,428	19,523	19,507	20,113	84,571

					2021
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	36,990	37,126	40,939	35,366	
Average gold price per ounce	1,795	1,790	1,816	1,794	
GEOs	20,605	20,746	22,537	19,714	83,602

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

Adjusted net earnings (loss) is a non-IFRS financial measure, which excludes the following from net earnings (loss):

- impairment charges
- gain/loss on sale or disposition of assets/mineral interests
- foreign currency translation gains/losses
- increase/decrease in fair value of financial assets
- effects of the non-cash cost of sales related to prepaid gold interests
- non-recurring charges; and
- impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, effects of the non-cash

cost of sales related to prepaid gold interests and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management's internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED NET EARNINGS

	Three months ended December 31		Year ended December 31	
($ thousands, except share and per share information)	**2022**	2021	**2022**	2021
Net earnings	$ **15,460**	$ 13,381	$ **55,086**	$ 45,527
Impairment charges	**3,600**	–	**3,600**	–
Gain on disposal of mineral interests	**–**	–	**(2,099)**	–
Loss on derivatives	**–**	–	**–**	297
Foreign currency translation losses	**63**	1	**352**	25
(Increase) decrease in fair value of financial assets	**(733)**	(60)	**4,066**	10,786
Non-cash cost of sales related to prepaid gold interests	**836**	–	**836**	–
IPO readiness costs[1]	**–**	–	**–**	670
Income tax effect	**(961)**	87	**7**	258
Adjusted net earnings	$ **18,265**	$ 13,409	$ **61,848**	$ 57,563
Weighted average shares outstanding – basic	**155,793,370**	156,158,978	**155,950,659**	148,025,464
Net earnings per share	$ **0.10**	$ 0.09	$ **0.35**	$ 0.31
Adjusted net earnings per share	$ **0.12**	$ 0.09	$ **0.40**	$ 0.39

[1] Reflects charges related to a potential U.S. listing that was not pursued.

FREE CASH FLOW

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended December 31		Year ended December 31	
($ thousands)	**2022**	2021	**2022**	2021
Operating cash flow	$ **36,721**	$ 28,997	$ **118,376**	$ 120,015
Acquisition of other assets	**–**	–	**–**	–
Free cash flow	$ **36,721**	$ 28,997	$ **118,376**	$ 120,015

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

- income tax expense
- finance costs, net
- depletion and amortization
- impairment charges
- gain/loss on sale or disposition of assets/mineral interests
- foreign currency translation gains/losses
- increase/decrease in fair value of assets/investments; and
- non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or "multiple" that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA

($ thousands)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
Net earnings	$ **15,460**	$ 13,381	$ **55,086**	$ 45,527
Finance costs, net	**172**	602	**1,413**	5,673
Income tax (recovery) expense	**(247)**	1,800	**4,789**	6,436
Depletion and amortization	**14,697**	13,156	**50,460**	54,071
Impairment charges	**3,600**	–	**3,600**	–
Gain on disposal of mineral interests	**–**	–	**(2,099)**	–
Loss on derivatives	**–**	–	**–**	297
Foreign currency translation loss	**63**	1	**352**	25
(Increase) decrease in fair value of investments	**(378)**	(60)	**4,636**	10,786
Increase in fair value of prepaid gold interest	**(355)**	–	**(570)**	–
IPO readiness costs[1]	**–**	–	**–**	670
Adjusted EBITDA	$ **33,012**	$ 28,880	$ **117,667**	$ 123,485

[1] Reflects charges related to a potential U.S. listing that was not pursued.

GROSS PROFIT MARGIN AND ASSET MARGIN

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

($ thousands except Gross profit margin and Asset margin)	Three months ended December 31		Year ended December 31	
	2022	2021	**2022**	2021
Revenue	$ **43,886**	$ 36,990	$ **151,885**	$ 150,421
Cost of sales	**19,428**	16,339	**64,881**	67,168
Gross profit	**24,458**	20,651	**87,004**	83,253
Gross profit margin	**56%**	56%	**57%**	55%
Gross profit	$ **24,458**	$ 20,651	$ **87,004**	$ 83,253
Add: Depletion	**14,604**	13,056	**50,085**	53,672
Add: Non-cash cost of sales related to prepaid gold interests	**836**	–	**836**	–
	39,898	33,707	**137,925**	136,925
Revenue	**43,886**	36,990	**151,885**	150,421
Asset margin	**91%**	91%	**91%**	91%

CASH COSTS AND CASH COSTS PER GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs are calculated by starting with total cost of sales and then deducting depletion and non-cash cost of sales related to prepaid gold interests. Cash costs are then divided by GEOs sold to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company's performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

	Three months ended December 31		Year ended December 31	
($ thousands, except GEOs and cash costs per GEO)	**2022**	2021	**2022**	2021
Cost of sales	$ **19,428**	$ 16,339	$ **64,881**	$ 67,168
Less: Depletion	**14,604**	13,056	**50,085**	53,672
Less: Non-cash cost of sales related to prepaid gold interests	**836**	–	**836**	–
Cash costs	**3,988**	3,283	**13,960**	13,496
GEOs	**25,428**	20,605	**84,571**	83,602
Cash costs per GEO	**157**	159	**165**	161

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A include, but are not limited to, statements with respect to the Company's annual guidance, operational and corporate developments for the Company, developments in respect of the Company's portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company's interest, strengths, characteristics and expected benefits and synergies of the acquisition of Maverix Metals Inc., and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption "Risk Factors" in our most recently filed AIF which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

CAUTIONARY STATEMENT TO U.S. INVESTORS

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") under subpart 1300 of Regulation S-K ("S-K 1300"). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

TECHNICAL AND THIRD-PARTY INFORMATION

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
February 21, 2023

We have served as the Company's auditor since 2018.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31 ($US thousands)		2022		2021
ASSETS				
Cash and cash equivalents (Note 7)	$	**71,098**	$	40,672
Amounts receivable and prepayments (Note 8)		**9,603**		7,024
Other financial assets (Note 11)		**9,906**		13,672
Loans receivable (Note 10)		**–**		9,688
Inventory (Note 9)		**–**		1,372
Current assets		**90,607**		72,428
Mineral interests (Note 12)		**1,228,171**		1,225,233
Loans receivable (Note 10)		**11,096**		–
Other assets (Note 14)		**4,547**		3,151
Deferred income tax (Note 23)		**2,610**		2,597
Non-current assets		**1,246,424**		1,230,981
TOTAL ASSETS	$	**1,337,031**	$	1,303,409
LIABILITIES AND EQUITY				
Liabilities				
Amounts payable and other liabilities (Note 15)	$	**11,320**	$	3,866
Lease obligation – current (Note 16)		**277**		270
Income tax payable		**989**		334
Current liabilities		**12,586**		4,470
Lease obligation – non-current (Note 16)		**1,640**		857
Deferred income tax (Note 23)		**1,485**		2,434
Other non-current liabilities		**2,841**		1,026
Non-current liabilities		**5,966**		4,317
Shareholders' equity				
Share capital (Note 24)		**1,250,194**		1,253,013
Retained earnings		**63,670**		40,298
Other		**4,615**		1,311
		1,318,479		1,294,622
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**1,337,031**	$	1,303,409

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/Shaun Usmar   **/s/Susan Allen**
Director   Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 ($US thousands, except per share information)		2022		2021
Revenue (Note 28)	$	**151,885**	$	150,421
Cost of sales				
Cost of sales excluding depletion		**14,796**		13,496
Depletion		**50,085**		53,672
Gross profit		**87,004**		83,253
General administration costs (Note 18)		**15,516**		12,213
Business development costs (Note 18)		**2,976**		771
Impairment charges (Note 13)		**3,600**		—
Sustainability initiatives		**805**		855
IPO readiness costs		**–**		670
Operating income		**64,107**		68,744
Gain on disposition of mineral interests (Note 6h)		**2,099**		—
Decrease in fair value of other financial assets (Note 11)		**(4,066)**		(10,786)
Finance costs, net (Note 19)		**(1,413)**		(5,673)
Other expense		**(500)**		—
Loss on derivatives		**–**		(297)
Foreign currency translation loss		**(352)**		(25)
Other (expenses) income		**(4,232)**		(16,781)
Earnings before income taxes		**59,875**		51,963
Income tax expense (Note 23)		**(4,789)**		(6,436)
Net earnings	$	**55,086**	$	45,527
Earnings per share (Note 31)				
Basic	$	**0.35**	$	0.31
Diluted	$	**0.35**	$	0.31

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($US thousands)		2022		2021
Net earnings	$	**55,086**	$	45,527
Other comprehensive income				
Items that may be reclassified subsequently to profit or loss:				
Unrealized gain (loss) on derivative designated as cash flow hedge		**–**		34
Unrealized tax (expense) recovery on derivative designated as cash flow hedge		**–**		(9)
Realized loss on derivative designated as cash flow hedge		**–**		297
Realized tax (recovery) on derivative designated as cash flow hedge		**–**		(79)
Total other comprehensive income		**–**		243
Total comprehensive income	$	**55,086**	$	45,770

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($US thousands)		2022		2021
Operating activities				
Net earnings	$	55,086	$	45,527
Adjustments for the following items:				
Depletion of mineral interests		50,085		53,672
Non-cash cost of sales related to prepaid gold interest (Note 6d)		836		–
Amortization (Note 18)		374		399
Impairment charges (Note 13)		3,600		–
Gain on disposition of mineral interests (Note 6h)		(2,099)		–
Decrease in fair value of other financial assets (Note 11)		4,066		10,786
Stock option expense		3,304		1,311
Income tax expense (Note 23)		4,789		6,436
Finance and other costs		3,766		6,412
Operating cash flow before working capital and taxes		123,807		124,543
Income taxes paid		(5,031)		(5,303)
Change in working capital (Note 30)		(400)		775
Operating cash flow		**118,376**		120,015
Investing activities				
Acquisition of mineral interests		(52,280)		(51,263)
Proceeds on disposition of mineral interests (Note 6h)		4,500		–
Proceeds on sale of investments		6,258		3,440
Acquisition of investments		(2,594)		(322)
Acquisition of prepaid gold interest (Note 6d)		(4,800)		–
Net cash used in investing activities		**(48,916)**		(48,145)
Financing activities				
Proceeds from long-term debt		–		44,000
Repayments of long-term debt		–		(319,000)
Proceeds from share issuance		–		245,115
Normal course issuer bid purchase of common shares (Note 24)		(4,127)		(1,679)
Dividends paid (Note 24)		(30,406)		(14,838)
Repayments and interest on lease obligation		(359)		(339)
Payments of interest and other financing fees		(2,014)		(5,094)
Debt issue costs and other		(1,844)		–
Net cash used in financing activities		**(38,750)**		(51,835)
Effect of exchange rate changes on cash and cash equivalents		**(284)**		–
Increase in cash and cash equivalents during the period		30,426		20,035
Cash and cash equivalents at beginning of the period		40,672		20,637
Cash and cash equivalents at end of the period	$	**71,098**	$	40,672

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($US thousands, except share information)	Common Shares		Share Capital		Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Other		Total
At January 1, 2021	135,903,392	$	1,009,151	$	10,035	$	(243)	$	—	$	1,018,943
Issuance of shares	20,289,323		245,115		—		—		—		245,115
Normal course issuer bid purchase of common shares	(155,978)		(1,253)		(426)		—		—		(1,679)
Stock-based compensation	—		—		—		—		1,311		1,311
Net earnings	—		—		45,527		—		—		45,527
Dividends	—		—		(14,838)		—		—		(14,838)
Other comprehensive income	—		—		—		243		—		243
Balance at December 31, 2021	156,036,737	$	1,253,013	$	40,298	$	—	$	1,311	$	1,294,622
At January 1, 2022	**156,036,737**	$	**1,253,013**	$	**40,298**	$	**—**	$	**1,311**	$	**1,294,622**
Normal course issuer bid purchase of common shares	(351,144)		(2,819)		(1,308)		—		—		(4,127)
Stock-based compensation	—		—		—		—		3,304		3,304
Net earnings	—		—		55,086		—		—		55,086
Dividends	—		—		(30,406)		—		—		(30,406)
Balance at December 31, 2022	**155,685,593**	$	**1,250,194**	$	**63,670**	$	**—**	$	**4,615**	$	**1,318,479**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. NATURE OF OPERATIONS

Triple Flag Precious Metals Corp. (**"TF Precious Metals"**) was incorporated on October 10, 2019 under the *Canada Business Corporations Act*. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2022 and 2021 comprise TF Precious Metals and its wholly owned subsidiaries (together, the **"Company"** or **"Triple Flag"**).

The Company is a gold-focused streaming and royalty company. The revenues are generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mongolia, Peru, South Africa and the United States.

2. BASIS OF PRESENTATION

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (**"IFRS"**) under the historical cost convention, as modified by certain financial assets. Certain comparative figures have been reclassified to conform to current year presentation. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 21, 2023.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

A. CONSOLIDATION PRINCIPLES

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries: Triple Flag International Ltd. (**"TF International"**), TF R&S Canada Ltd., TF Australia Holdings Ltd. and Triple Flag USA Royalties Ltd.

Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, revenues and expenses between the parent and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2022 were as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Triple Flag USA Royalties Ltd.	United States	100%

B. FOREIGN CURRENCY

The presentation and functional currency of the Company is the United States dollar (**"USD"**). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

- revenues are based on commodities that are actively traded and denominated in USD;
- the cash component of cost of sales is linked to commodity prices that are denominated in USD;
- the capital management strategy is aimed at keeping most of the Company's cash balances in USD;
- capital is raised in USD; and
- investments are made predominantly in USD.

Foreign currency transactions are translated into the entity's functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and comprehensive income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

C. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

D. INVENTORY

Precious metals delivered under a precious metal purchase and sale agreement and related interests are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered, as well as the fair value of metal delivered under the prepaid gold interest. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in first-out basis.

E.   MINERAL INTERESTS

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company's interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management's view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, *Property, Plant and Equipment*. They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, *Exploration for and Evaluation of Mineral Resources* (**"IFRS 6"**).

The cost of the mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is based on the discounted expected and modeled relative cash flows from each commodity in the stream arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (**"converted resources"**), are recorded as a depletable asset on the acquisition date.

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

- Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.

- Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

- Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition, and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Resources and Mineral Reserves information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company's attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (**"LOM"**) models specifically associated with the mineral properties which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company's best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, impairment indicators). If impairment indicators exist, management shall estimate the recoverable amount of the asset. Management applies significant judgment in assessing whether impairment indicators exist. These include, among others, significant adverse changes to: (i) cost considerations, (ii) current and forecasted commodity prices, (iii) industry or economic trends, and (iv) relevant operators' information.

The carrying values of mineral interests are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Management considers each precious metal purchase and sale agreement or royalty agreement to be a separate cash generating unit (**"CGU"**), which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 16, *Impairment of Assets*.

Where impairment indicators are identified, an asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the asset is the greater of its fair value less cost of disposal (**"FVLCD"**) and value in use (**"VIU"**). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from an asset. Impairment charges are included in the "Impairment charges" line within the consolidated statements of income and comprehensive income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or producing stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of income and comprehensive income.

F.   PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3–5 years
Right-of-use asset	Lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset, and are included as part of other gains (losses) in the consolidated statements of income and comprehensive income.

G.   INTANGIBLES

Intangibles comprise the initial software and configuration cost of the Company's enterprise resource planning system. Definite-lived intangible assets acquired separately are initially recognized at cost. The cost of assets acquired separately includes directly attributable costs to bring the asset to its intended use.

Subsequent to initial recognition, the intangible asset is carried at cost less accumulated amortization and accumulated impairment losses. The amortization of computer software is recorded on a straight-line basis over an estimated useful life of five years.

H.   BORROWING COSTS

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to prepare for their intended use or sale. As of December 31, 2022 and 2021, the Company has not identified any qualifying assets.

Other borrowing costs are expensed in the period in which they are incurred.

I.   INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income and comprehensive income except to the extent that they relate to a business combination, or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
- temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

J.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other related interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company's activities.

For streaming interests, gold, silver and diamonds acquired from the mine operator under stream arrangements are sold by the Company to external customers through a third-party broker. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer's account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

K.   COST OF SALES EXCLUDING DEPLETION

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, as well as at the fair value of inventory delivered under the prepaid gold interest.

L.   FINANCIAL INSTRUMENTS

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company's consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income ("**FVOCI**") – debt investment; and fair value through profit and loss ("**FVTPL**"). The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

a)   Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

*   the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
*   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and notes receivable (included in other assets).

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 45 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)   Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as FVTPL. The prepaid gold interest is measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income. Prepaid gold deliveries are recorded in inventory at the fair value of the gold on the delivery date. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c)   Equity instrument

The Company measures all equity instruments at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in "Increase (decrease) in fair value of investments" in the statements of income and comprehensive income. Equity instruments include equity investment and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and long-term debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses ("**ECLs**") on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9 – *Financial Instruments* ("**IFRS 9**") for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

M. DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

Derivative instruments are recorded at fair value on the balance sheet, classified based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (**"fair value hedges"**), hedges of highly probable forecasted transactions (**"cash flow hedges"**) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (**"OCI"**). The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in OCI are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statements of income.

N. RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

O. EARNINGS PER SHARE

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. The Company had no dilutive instruments for the years ended December 31, 2022 and 2021. In the event of a share consolidation or share split, the calculation of basic and diluted earnings per share is adjusted retrospectively for all periods presented.

P. SEGMENT REPORTING

The Company's business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company's chief operating decision-maker, the Chief Executive Officer (**"CEO"**), makes capital allocation decisions, reviews operating results and assesses performance.

Q. SHARE-BASED PAYMENTS

The Company offers equity-settled (Stock Option Plan (**"SOP"**)), cash-settled (Restricted Share Units (**"RSUs"**)) and Deferred Share Units (**"DSUs"**) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as 'graded' vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Stock option plan

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the volume weighted average trading price of the common shares on the Toronto Stock Exchange ("**TSX**") on the five trading days immediately prior to the applicable date on which the stock option is granted). The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company's RSU plan, certain employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general and administration costs.

Deferred share units

Under the Company's DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director's elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

R. SUSTAINABILITY INITIATIVES

Sustainability initiatives represent costs the Company incurs on various Environmental, Social and Governance ("**ESG**") activities. These include acquiring carbon offsets to counter the Company's carbon footprint, which consists of greenhouse gas emissions associated with its direct business activities, as well as its share of emissions associated with the production of attributable metal to the point of saleable metals by its counterparties. Sustainability initiatives also include funding of bursary programs for post-secondary students in South Africa and local community programs in Australia, as well as various social initiatives, including donations. These costs are expensed in the statement of income as they are incurred.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company's accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are discussed below.

MINERAL RESERVES, MINERAL RESOURCE ESTIMATES AND DEPLETION

Mineral interests represent agreements for which settlement is called for in the payment of royalties or the multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company's assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company's consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company's estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

- estimates of mine operating costs;
- foreign exchange rates and commodity prices;
- terms for offtake agreements;
- future development costs; and
- geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

- the size of the land package applicable to the agreement;
- the cost and intensity of exploration programs proposed by the mine operator;
- geological structures; and
- ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

IMPAIRMENT

As at December 31, 2022, the Company identified an indicator of impairment for the Beaufor mineral interest. As a result, the Company performed an impairment assessment, resulting in an impairment charge recognized in the consolidated statements of income and comprehensive income. Refer to Note 13 for additional disclosures.

INCOME TAXES

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, governmental charges, duties or impositions.

BUSINESS COMBINATIONS

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, that of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

5.   ADOPTION OF ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS EFFECTIVE IN 2022

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2022.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company's current or future reporting periods.

6.   KEY DEVELOPMENTS

A.   CLEAN AIR METALS NSR ROYALTY

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% net smelter returns (**"NSR"**) royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15,000. The first tranche of C$10,000 was funded and the remaining C$5,000 will be paid within the following 90 days subject to certain conditions. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10,500. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty, or similar financing for the Thunder Bay North Project and an area of interest around the project. Subsequent to the year-end, Clean Air Metals Inc. withdrew Mineral Resource Estimate and the previous preliminary economic assessment (**"PEA"**) with regards to its current deposit. The Company considered this along with other information and concluded that there was no impact to the carrying value of its investment at December 31, 2022.

B. GROSS REVENUE RETURN AND STREAM ON PRIESKA

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (**"Orion"**) for the acquisition of the A$10,000 gross revenue return (**"GRR"**) agreement and US$80,000 gold and silver stream on the Prieska copper-zinc mine in South Africa (the **"Prieska Stream"**).

The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue from future production at the Prieska mine. The Prieska Stream required Orion to deliver Triple Flag 84% of payable gold and 84% of reference gold and 84% of reference silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. The Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met — 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the GRR is subject to obtaining approvals, and closing of the Prieska stream is conditional on obtaining approvals, the mine development being fully funded and Orion finalizing a mine plan to the Company's satisfaction.

C. NORMAL COURSE ISSUER BID

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (**"NCIB"**). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the "block purchase exemption" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. In November 2022, Triple Flag also re-established an Automatic Share Purchase Plan (**"ASPP"**) with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. As at December 31, 2022, the Company did not instruct the designated broker to make purchases under the ASPP.

D. PUMPKIN HOLLOW (97.5% GOLD AND SILVER STREAM AND 2% OPEN PIT ROYALTY)

On October 28, 2022, Nevada Copper Corp. (**"Nevada Copper"**) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, the Company provided $30,000 of funding, consisting of a payment of $26,192 for increasing the existing net smelter returns royalty on Nevada Copper's open pit project from 0.7% to 2.0% and acceleration of the $3,808 remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33,000 until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which the Company has committed $5 million.

E. STEPPE GOLD PREPAID GOLD INTEREST

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. to acquire a prepaid gold interest (the **"Steppe Gold Prepaid Gold Interest"**). Under the terms of the agreement, the Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. First delivery under the arrangement was made in December 2022.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss (**"FVTPL"**) and fair value is calculated based on the London Bullion Market Association (**"LBMA"**) PM fix on the last trading day of the quarter.

F. CREDIT FACILITY AMENDMENT

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000. Under the amendment, the London Inter-Bank Offered Rate (**"LIBOR"**) benchmark interest rate was replaced by the Secured Overnight Financing Rate (**"SOFR"**). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1,844 were recorded in other assets on the effective date of the amendment.

G. NEW YORK STOCK EXCHANGE LISTING

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the **"NYSE"**) under the symbol "TFPM", the same symbol the Company's common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol "TFPM") and U.S. dollars (under the symbol "TFPM.U"). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

H. STORNOWAY RESTRUCTURING

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (**"Stornoway"**), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of TF Precious Metals) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

- The amounts outstanding under the Stornoway Working Capital Facility (the **"Facility"**) were fully repaid on April 29, 2022 (Stornoway repaid C$1,493 to Triple Flag);

- The Facility remains available to be drawn by Stornoway up to an amount of C$20,000 in total (C$2,600 attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;

- Stream payments will be required in a given quarter provided:

  - Stornoway satisfies certain minimum cash thresholds, and

  - No amounts are outstanding under the Working Capital Facility;

- In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the **"Bridge"**); and

- The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Stream payments resumed in the second quarter of 2022 as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Working Capital Facility.

I. ACQUISITION OF SOFIA NSR ROYALTY

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% NSR royalty over the Sofia Project (**"Sofia"**), located in Chile, for $5,000. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3,000 and received a right of first refusal over an additional 1% NSR royalty covering Sofia. Transaction costs incurred of $192 were capitalized.

J. TALON ROYALTY BUYDOWN

On February 15, 2022, Talon Nickel (USA) LLC (**"Talon"**) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon's interest in the Tamarack Project in exchange for a payment of $4,500, resulting in a gain of $2,099. The Company acquired its royalty on the Tamarack Project for $5,000 in March 2019.

K. BEAUFOR ROYALTY

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor mine for C$6,750. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (**"Monarch"**), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4,500 in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Both transactions were funded on February 14, 2022. Refer to Note 13 for additional details.

L. GUNNISON STREAM AMENDMENT

On December 22, 2021, the Company and Excelsior Mining Corp., including its subsidiaries (**"Excelsior"**), agreed to an amendment to the stream agreement between the Company and Excelsior, to help facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior's buydown option and concurrently agreed to re-price Triple Flag's 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021.

M. ACQUISITION OF CHILEAN ROYALTY PORTFOLIO

On December 21, 2021, the Company entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited's (**"Gold Fields"**) Salares Norte project in Chile for $4,900. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2,000 for the Aster 2 royalty and $4,000 for each of the Aster 3 and Helada royalties. The acquisition of the royalties has been recorded as mineral interests. Transaction costs incurred of $98 were capitalized.

N. NORMAL COURSE ISSUER BID AND AUTOMATIC SHARE PURCHASE PLAN

In October 2021, the Company established a NCIB. Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the "block purchase exemption" of the TSX rules. All common shares that were repurchased by the Company under the NCIB were cancelled.

In December 2021, in connection with the NCIB that expired on October 13, 2022, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP was implemented effective January 1, 2022. The ASPP was intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company could instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases would be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

O.   DIVIDEND REINVESTMENT PLAN

In October 2021, Triple Flag announced that it had implemented a Dividend Reinvestment Plan (**"DRIP"**). Participation in the DRIP is optional and will not affect shareholders' cash dividends, unless they elect to participate in the DRIP. At the Company's discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared November 2021. The DRIP is limited to non-U.S. participants.

P.   INITIAL PUBLIC OFFERING

TF Precious Metals closed its initial public offering (**"IPO"**) on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. In connection with the IPO, the common shares were listed on the TSX only in both Canadian and U.S. dollars under the symbols TFPM and TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

Q.   IAMGOLD ROYALTY PORTFOLIO PURCHASE

On January 12, 2021, the Company entered into an agreement (the **"IAMGOLD Agreement"**) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, **"IAMGOLD"**). On March 26, 2021, the Company and IAMGOLD entered into an amendment agreement to the IAMGOLD Agreement pursuant to which the Company agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45,667. The acquisition of 33 royalties for $35,667 closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta's Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 were capitalized at the acquisition date.

7.   CASH AND CASH EQUIVALENTS

As at December 31		2022		2021
Bank balances	$	34,748	$	17,661
Short-term deposits		36,350		23,011
Total cash and cash equivalents	$	**71,098**	$	40,672

Cash and cash equivalents include cash and money market investments with original maturities of less than 90 days.

8.   AMOUNTS RECEIVABLE AND PREPAYMENTS

As at December 31		2022		2021
Royalties receivable	$	7,510	$	6,313
Prepayments		1,306		637
Other receivable		551		–
Sales tax recoverable		236		74
Total amounts receivable and prepayments	$	**9,603**	$	7,024

Royalties receivable represent amounts that are generally collected within 45 days of quarter-end. Prepayments largely represent various insurance programs that are in place.

9.   INVENTORY

As at December 31		2022		2021
Gold credits[1]	$	–	$	938
Silver credits[2]		–		434
Total inventory	$	**–**	$	1,372

[1] Represents nil oz of gold (2021: 1,188 oz) and includes depletion of $nil at December 31, 2022 (2021: $727).

[2] Represents nil oz of silver (2021: 34,194 oz) and includes depletion of $nil at December 31, 2022 (2021: $352).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10.   LOANS RECEIVABLE

As at December 31		2022		2021
Bridge Financing – Stornoway Diamonds[1]	$	11,096	$	8,561
Working Capital Facility – Stornoway Diamonds[2]		–		1,127
Total loans receivable	$	**11,096**	$	9,688

[1] Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum, which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the year ended December 31, 2022 represents additional funding and interest accrued on the loan. The loan has been extended to December 31, 2025 and has been reclassified to non-current. Refer to Note 6f for additional details.

[2] Represents working capital financing initially provided to Stornoway in 2019. The loan was fully repaid on April 29, 2022.

11. OTHER FINANCIAL ASSETS

As at December 31	2022		2021
Investments	$ **5,372**	$	13,672
Prepaid gold interest	**4,534**		–
Total other financial assets	$ **9,906**	$	13,672

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 26 for additional details.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next eight months. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the London Bullion Market Association PM fix on the last trading day of the quarter.

For the year ended December 31, 2022, the Company recognized a loss of $4,066 (2021: $10,786) as a result of changes in fair value of investments and prepaid gold interest.

12. MINERAL INTERESTS

December 31, 2022	Mineral Streams		Royalties		Total[1]
Cost					
As at January 1, 2022	$ 1,277,091	$	234,476	$	1,511,567
Additions[2]	4,163		53,782		57,945
Disposals[3]	–		(2,401)		(2,401)
As at December 31, 2022	$ 1,281,254	$	285,857	$	1,567,111
Accumulated depletion and impairments					
As at January 1, 2022	$ (244,506)	$	(41,828)	$	(286,334)
Depletion	(39,589)		(9,417)		(49,006)
Impairment charges[4]	–		(3,600)		(3,600)
As at December 31, 2022	$ (284,095)	$	(54,845)	$	(338,940)
Carrying value	$ **997,159**	$	**231,012**	$	**1,228,171**

December 31, 2021	Mineral Streams		Royalties		Total[1]
Cost					
As at January 1, 2021	$ 1,276,549	$	183,755	$	1,460,304
Additions[5]	542		50,721		51,263
As at December 31, 2021	$ 1,277,091	$	234,476	$	1,511,567
Accumulated depletion and impairments					
As at January 1, 2021	$ (200,060)	$	(31,524)	$	(231,584)
Depletion	(44,446)		(10,304)		(54,750)
As at December 31, 2021	$ (244,506)	$	(41,828)	$	(286,334)
Carrying value	$ **1,032,585**	$	**192,648**	$	**1,225,233**

[1] Includes $1,036,220 (2021: $1,081,063) of depletable mineral interest and $191,951 (2021: $144,170) of non-depletable mineral interest.

[2] Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor royalty, and Sofia royalty. Transaction costs incurred to date have been capitalized. See Note 6 for further details.

[3] Reflects Talon royalty buy-down which resulted in a gain of $2,099. See Note 6h for further details.

[4] Reflects impairment charge taken for the Beaufor royalty. See Note 13 for further details.

[5] Reflects acquisition of IAMGOLD royalty portfolio and Nevada Copper Stream reinvestment funding.

13. IMPAIRMENT OF STREAMS, ROYALTIES AND OTHER INTERESTS

In accordance with the Company's accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (**"CGU"**) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (**"FVLCD"**) and value-in-use (**"VIU"**), which is generally calculated using an estimate of future discounted cash flows.

For the years ended December 31, 2022 and 2021, the Company reviewed all assets for indicators of impairment or reversal of impairment for the Company's mineral interests and concluded there were no indicators of impairment or reversal of impairment, except as noted below.

In the second half of 2022, Monarch suspended its operations at the Beaufor Mine due to financial and operational challenges. The mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor Mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in an impairment of $3,600.

The Beaufor royalty was written down to its estimated recoverable amount of $6,836. The Company estimated the recoverable amount based on the fair value model on a discounted cash flows basis. The different scenarios considered changes in grade and restart plan. The main valuation inputs used were the cash flows expected to be generated from the Beaufor royalty over the estimated life of the mine, based on long-term per ounce gold prices and a 5% discount rate.

The Company also performed a sensitivity analysis for the discount rate. A 1% increase in discount rate would have resulted in an additional impairment charge of $357, while holding all other assumptions correct.

14. OTHER ASSETS

As at December 31		2022		2021
Deferred charges – Credit Facility[1]	$	2,445	$	1,805
Right-of-use asset[2]		1,811		929
Leasehold improvements and other		291		417
Total other assets	$	**4,547**	$	3,151

[1] Represents costs associated with issuance and amendment of the Credit Facility. These costs are being amortized over the life of the Credit Facility.

[2] Represents the asset recognized upon IFRS 16. It relates to a seven-year lease entered into by the Company for a term which commenced on October 1, 2018, further extended to December 31, 2029, and is being amortized over the remaining life of the lease.

15. AMOUNTS PAYABLE AND OTHER LIABILITIES

As at December 31		2022		2021
Accrued liabilities[1]	$	9,363	$	3,223
Amounts payable		1,027		147
Accrued interest[2]		496		496
Share-based payments (Note 22)		434		–
Total amounts payable and other liabilities	$	**11,320**	$	3,866

[1] Accrued liabilities include accruals for annual short-term incentive and services performed, both of which are expected to be paid subsequent to year-end.

[2] Accrued interest represents standby charges accrued on the Credit Facility.

16. LEASE OBLIGATION

As at December 31		2022		2021
At January 1	$	1,127	$	1,378
Lease extension[1]		1,130		–
Repayments		(359)		(258)
Foreign exchange difference		19		7
At December 31	$	**1,917**	$	1,127
Lease obligation – current	$	277	$	270
Lease obligation – non-current		1,640		857
At December 31	$	**1,917**	$	1,127

[1] The seven-year lease was entered into by the Company for a term which commenced on October 1, 2018, further extended to December 31, 2029, and is being amortized over the remaining life of the lease.

17. LONG-TERM DEBT

As at December 31	2022	2021
Long-term debt – beginning of year	$ –	$ 275,000
Revolving Credit Facility drawdown	–	44,000
Repayments	–	(319,000)
Long-term debt	**$ –**	**$ –**

REVOLVING CREDIT FACILITY

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company's assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

- Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2021: 0.75% and 1.75% per annum) depending upon the Company's leverage ratio; or
- SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2021: 1.75% and 2.75% per annum), depending on the Company's leverage ratio.

As at December 31, 2022, the Credit Facility remains undrawn (December 31, 2021: $nil). Finance costs, net for the year ended December 31, 2022 were $3,217 (2021: $6,342), including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. Standby fees range from 0.39% to 0.62% per annum (2021: 0.39% to 0.62% per annum) depending on the Company's leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios. As at December 31, 2022, all such ratios and requirements were met.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of the Credit Facility. The swap was terminated on May 28, 2021. Refer to Note 26 for additional details.

18. OPERATING EXPENSES BY NATURE[1]

For the years ended December 31	2022	2021
Employee costs[2,3]	$ 11,890	$ 8,401
Office, insurance and other expenses	4,113	2,352
Professional services[3]	2,115	1,832
Amortization	374	399
Total operating expenses	**$ 18,492**	**$ 12,984**

[1] Includes general administration costs and business development costs.
[2] Includes share-based compensation expense of $5,054 (2021: $2,337).
[3] Certain costs have been presented within business development costs due to their nature.

19. FINANCE COSTS, NET

For the years ended December 31	2022	2021
Interest expense – long-term debt	$ 3,217	$ 6,342
Interest expense – lease obligation	95	81
Interest income – other	(1,899)	(750)
Total finance costs, net	**$ 1,413**	**$ 5,673**

20. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Mineral interests

The following table summarizes the Company's commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreement:

Mineral interest	Commodity	Inception date	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80%[9]	10% of spot	Life of mine

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.

[4] Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

[5] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project's production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to US$65 million.

[6] The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[7] 70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.

[8] 54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter.

[9] 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.

CONTINGENCIES

i. Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45,000 and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four installments: $10,000 upon a construction decision, $10,000 on the first anniversary of the initial payment, and two $12,500 payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii. Hemlo Royalty supplemental payment

The Company has contingent payments due in respect of the Hemlo royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$350 since acquiring the royalty.

iii. Eagle River Royalty supplemental payment

The Company has contingent payments due in respect of the Eagle River royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$350 since acquiring the royalty.

iv. Nevada Copper Stream Amendment and Acquisition of Royalties

On October 28, 2022, under the most recent stream amendment, the Company accelerated the payment of the remaining unfunded deposit in the amount of $3,808. Pursuant to the purchase of a 2% NSR royalty on the Tedeboy Area, a contingent payment of $5,000 will be funded upon commencement of commercial production.

v. Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15,000. The first tranche of C$10,000 was funded. Subject to certain conditions, the remaining C$5,000 will be funded within 90 days.

21. RELATED PARTY TRANSACTIONS

The Company's related parties are its key management personnel, its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (**"Aggregator"**) and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (**"Luxco"**). Aggregator and Luxco together own a majority of the issued and outstanding common shares of the Company, and are controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31		2022		2021
Salaries and short-term employee benefits[1]	$	6,836	$	6,064
Share-based payments[2]		5,054		2,337
	$	11,890	$	8,401

[1] Includes salary, benefits and bonuses earned in the period.
[2] Represents stock options, restricted share units, and deferred share units.

22. STOCK-BASED COMPENSATION

STOCK OPTIONS

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the closing price of a common share on the TSX on the last trading day immediately prior to the applicable date on which the stock option is granted). Stock options vest equally in annual instalments over three years and have a seven-year expiry.

At December 31, 2022, 3,032,771 (2021: 1,517,910) stock options were granted and outstanding. The options are expected to expire seven years after the grant date with an exercise price equal to the offering price of $13.00 per share. The options were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 31% (2021: 31%), expected dividend yield of 1.5% (2021: 1.5%), option life of 4.5 years (2021: 4.5 years), forfeiture rate of 10% (2021: 10%) and risk-free rate of 1.5% (2021: 0.50%). The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the Government of Canada benchmark bond yields in effect at the time of the grant.

Compensation expense for stock options was $3,304 in 2022 (2021: $1,311) and is presented as a component of employee costs within operating expenses. Options of 505,970 (2021: nil) were available to be exercised in 2022, but no options were exercised.

EMPLOYEE STOCK OPTION ACTIVITY

	2022		2021	
	Shares	Average price	Shares	Average price
At January 1	1,517,910	$ 13	—	$ —
Granted	1,514,861	13	1,517,910	13
At December 31	3,032,771	$ 13	1,517,910	$ 13

STOCK OPTIONS OUTSTANDING

	Outstanding				Exercisable		
Exercise price	Shares	Average price	Average life (years)	Intrinsic value[1]	Shares	Average price	Intrinsic value[1]
$13	3,032,771	$ 13	5.8	$ 2,305	505,970	$ 13	385

[1] Based on the closing market share price on December 31, 2022 of USD $13.76.

As at December 31, 2022, there was $2,445 (2021: $2,286) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a weighted average period of 0.7 years.

RESTRICTED SHARE UNITS (RSUS) AND DEFERRED SHARE UNITS (DSUS)

During the year ended December 31, 2022, 69,102 RSUs (2021: 69,217) were awarded to employees and officers of the Company. The RSUs will vest in full on the third anniversary of the grant date, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company's stock-based compensation expense is an amount of $605 (2021: $162) relating to RSUs. As at December 31, 2022, there was $1,048 (2021: $669) of total unrecognized non-cash stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a weighted average period of 1.8 years. The value of the RSU liability as at December 31, 2022 was $776 (2021: $162).

During the year ended December 31, 2022, 72,439 DSUs (2021: 72,000) were granted to its non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. All outstanding DSUs granted are available to be redeemed on December 31, 2022. No DSUs were redeemed during the year. The mark-to-market adjustment recorded for the year ended December 31, 2022 in respect of the DSU Plan resulted in an increase in the DSU liability of $97 (2021: decrease of $72). The value of the DSU liability as at December 31, 2022 was $1,999 (2021: $864), of which $434 (2021: $nil) has been classified as current.

23. INCOME TAXES

A. INCOME TAX EXPENSE

For the years ended December 31	2022	2021
Current income tax expense	$ 5,559	$ 6,092
Deferred tax expense	(770)	344
Income tax expense	$ 4,789	$ 6,436

For the years ended December 31	2022	2021
Tax expense related to continuing operations		
Current		
Canada	$ —	$ —
International	5,559	6,092
	5,559	6,092
Deferred		
Canada	(807)	289
International	37	55
	(770)	344
Income tax expense	$ 4,789	$ 6,436

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company's weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31		2022		2021
Earnings before income taxes	$	59,875	$	51,963
At 26.5% statutory rate	$	15,867	$	13,770
Tax effects of:				
Income/expenses not taxed		1,105		(52)
Adjustments in respect to prior year		(392)		776
Temporary difference subject to Initial Recognition Exemption		668		1,003
Differences in foreign statutory tax rates		(12,901)		(8,737)
Impact of foreign exchange on deferred tax balance		368		(284)
Other		74		(40)
Income tax expense	$	4,789	$	6,436

B.   DEFERRED INCOME TAX

The significant components of deferred income tax liabilities as at December 31, 2022 and 2021, respectively, were as follows:

SUMMARY OF DEFERRED INCOME TAX ASSETS AND LIABILITIES

For the years ended December 31		2022		2021
Deferred tax assets				
Non-capital loss carryforwards	$	11,908	$	11,589
Stream and other assets		981		252
		12,888		11,841
Deferred tax liabilities				
Royalties and other assets		(11,763)		(11,678)
		1,125		163
Classification				
Non-current assets		2,610		2,597
Non-current liabilities		(1,485)		(2,434)
	$	1,125	$	163

MOVEMENT IN NET DEFERRED TAXES

For the years ended December 31		2022		2021
Balance, beginning of the year	$	163	$	595
Recognized in profit and loss		770		(344)
Recognized in other comprehensive income		–		(88)
Corporate Minimum Tax		192		–
Balance, end of year	$	1,125	$	163

Changes in deferred tax assets and liabilities have been recorded in net income for all periods presented.

NON-CAPITAL LOSSES

Non-capital losses ("**NCLs**") generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2039 and 2042, as follows:

Year of Expiry		2039		2040		2041		2042		Total
NCLs	$	18,132	$	7,837	$	13,032	$	3,407	$	42,408

24. SHAREHOLDERS' EQUITY

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2022, the share capital comprised 155,685,593 common shares with no par value.

	Number of common shares	Share Capital
Balance at December 31, 2020	**135,903,392**	**$ 1,009,151**
Additional shares issued from Treasury	20,289,323	245,115
Normal course issuer bid purchase of common shares	(155,978)	(1,253)
Balance at December 31, 2021	**156,036,737**	**$ 1,253,013**
Normal course issuer bid purchase of common shares	(351,144)	(2,819)
Balance at December 31, 2022	**155,685,593**	**$ 1,250,194**

During the second quarter of 2021, the Company issued 20,289,323 shares pursuant to the IPO, including the over-allotment option, for gross proceeds of $263,761 ($245,115 net of underwriter fees and various issue costs of $18,646). In October 2021, Triple Flag established a NCIB program, which expired on October 13, 2022. In November 2022, the Company renewed its NCIB. Under the renewed NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. For the year ended December 31, 2022, the Company purchased 351,144 (2021: 155,978) of its common shares under the NCIB for $4,127 (2021: $1,679), of which $2,819 (2021: $1,253) was of share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

DIVIDENDS

In 2022, we declared and paid dividends in United States dollars totaling $30,406 (2021: $14,838). For the year ended December 31, 2022, no shares were issued from treasury for participation in the DRIP.

25. CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2022, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 26 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 17) as at December 31, 2022.

26. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), investments and loans receivable, amounts payable and other liabilities, lease obligations and long-term debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company's financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and loans receivable. The amounts receivable (excluding sales taxes and prepayments) are carried at amortized cost and had a carrying value of $8,061 as at December 31, 2022 (December 31, 2021: $6,313). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepayments) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company's financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and long-term debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2022 and December 31, 2021 were as follows:

As at December 31, 2022	FVTPL		Financial Assets at amortized cost		Financial Liabilities at amortized cost	
Cash and cash equivalents	$	–	$	71,098	$	–
Amounts receivable (excluding sales taxes and prepayments)		–		8,061		–
Other financial assets		9,906		–		–
Loans receivable		–		11,096		–
Amounts payable and other liabilities		–		–		11,320
Total	$	9,906	$	90,255	$	11,320

As at December 31, 2021	FVTPL		Financial Assets at amortized cost		Financial Liabilities at amortized cost	
Cash and cash equivalents	$	–	$	40,672	$	–
Amounts receivable (excluding sales taxes and prepayments)		–		6,313		–
Other financial assets		13,672		–		–
Loans receivable		–		9,688		–
Amounts payable and other liabilities		–		–		3,866
Long-term debt		–		–		–
Total	$	13,672	$	56,673	$	3,866

DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks. The time frame and manner in which the Company manages those risks varies for each item based upon the assessment of the risk and available alternatives for mitigating risk. For some of these particular risks, the Company believes that derivatives are an appropriate way of managing the risk. The Company uses derivatives as part of the risk management program to mitigate risk. The derivatives used meet hedge effectiveness criteria and are designated in a hedge accounting relationship.

Derivatives are designated as hedges of highly probable forecasted transactions (**"cash flow hedges"**), referred to as "accounting hedges". Hedges that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap (the **"swap"**) to hedge the LIBOR rate on $150,000 of its Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150,000 of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on the Company's leverage ratio. On May 28, 2021, the Company paid $297 to terminate the swap, in conjunction with partial repayment of the Credit Facility. As a result, the Company discontinued hedge accounting and released a loss of $297 ($218 loss net of tax) from AOCI.

27. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

A. CURRENCY RISK

As the Company evaluates potential mining interests across the globe, some of the Company's financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company's assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

B. INTEREST RATE RISK

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges linked to interest rates. An increase of 1% in interest rates would have resulted in a decrease in net income of $nil (2021: $353). The Company has used interest rate swaps to mitigate some of its exposure to interest rate risk in 2021. Refer to Note 26 for details.

C. CREDIT RISK

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's royalty receivables, cash and cash equivalents and short-term investments.

The Company's metals received from the various mineral interests are sold to a third-party broker and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third party to cover the net book value of the note receivable.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2022, the Company's cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum of an A1/P1 rating.

D. LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, and short-term and long-term debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flow from royalties and the sales of metal credits will be sufficient to fund its anticipated operating cash requirements for the next twelve months.

Below is a maturity analysis of the Company's financial liabilities and contractual obligations:

As at December 31, 2022	Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$ 11,320	$	11,320	$	—	$	—
Lease obligation	1,917		277		525		1,115
Total contractual obligations	$ 13,237	$	11,597	$	525	$	1,115

As at December 31, 2021	Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$ 4,730	$	4,730	$	—	$	—
Lease obligation	1,127		270		609		248
Total contractual obligations	$ 5,857	$	5,000	$	609	$	248

E. COMMODITY PRICE RISK

The profitability of the Company's operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company's mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company's operations and acquisition opportunities, and significantly erode shareholder value.

An increase (decrease) of 10% in the price of gold and silver, the Company's two largest net revenue sources, would have resulted in an increase (decrease) of net income from continuing operations of approximately $6,731 ($6,399) and $5,538 ($6,229), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

28. REVENUE

Revenue is comprised of the following:

For the years ended December 31		2022		2021
Revenue from contracts with customers				
Streaming and related interests				
Silver	$	61,051	$	68,777
Gold		50,222		42,885
Other		10,301		7,609
Royalty Interests		28,705		31,150
Revenue – other		1,606		—
Total revenues	$	**151,885**	$	150,421

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the years ended December 31		2022		2021
Revenue from contracts with customers				
Streaming and related interests				
Cerro Lindo	$	46,742	$	55,140
Northparkes		25,316		26,797
Altan Tsagaan Ovoo		15,503		6,096
RBPlat		13,817		14,564
Renard		9,437		6,903
Buriticá		9,150		7,922
Other		1,609		1,849
	$	121,574	$	119,271
Royalty Interests				
Fosterville	$	15,275	$	18,570
Young-Davidson		5,602		5,067
Dargues		4,218		3,121
Other		3,610		4,392
	$	28,705	$	31,150
Revenue from contracts with customers	$	150,279	$	150,421
Revenue – other	$	1,606	$	—
Total revenues	$	151,885	$	150,421

29. SEGMENT DISCLOSURE

The Company's business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company's chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the years ended December 31, 2022 and 2021, stream and royalty revenues were mainly earned from the following jurisdictions:

REVENUE BY GEOGRAPHY

For the years ended December 31		2022		2021
Australia[1]	$	47,482	$	51,325
Peru[2]		46,742		55,140
Canada[3]		17,582		13,525
Mongolia[2]		15,503		6,096
South Africa[2]		13,817		14,564
Colombia[2]		9,150		7,922
United States[2]		1,609		1,849
Total revenues	$	151,885	$	150,421

[1] Includes revenue from streams for the year ended December 31, 2022 of $25,316 (2021: $26,797) and revenues from royalties for the year ended December 31, 2022 of $22,166 (2021: $24,528).

[2] All revenue from streams.

[3] Includes revenue from streams for the year ended December 31, 2022 of $9,437 (2021: $6,903), revenues from royalties for the year ended December 31, 2022 of $6,539 (2021: $6,622) and other revenue of $1,606 (2021: $nil).

For the years ended December 31, 2022 and 2021, non-current assets were located in the following jurisdictions:

As at December 31		2022		2021
Australia	$	572,988	$	587,208
United States		200,457		172,902
Canada		151,800		125,546
South Africa		131,345		135,722
Peru		95,620		116,974
Colombia		48,577		50,718
Chile		20,172		14,900
Mongolia		19,315		20,861
Other		6,150		6,150
Total non-current assets	$	1,246,424	$	1,230,981

30. CHANGES IN WORKING CAPITAL

As at December 31		2022		2021
(Increase) decrease in amounts receivable	$	(4,828)	$	2,380
Increase in other assets		–		1,185
Decrease (Increase) in inventory[1]		293		(293)
Decrease (Increase) in loans receivable		1,126		(3,872)
(Decrease) Increase in amounts payable and other liabilities		3,009		1,375
Change in working capital	$	(400)	$	775

[1] Excludes depletion.

31. EARNINGS PER SHARE – BASIC AND DILUTED

For the years ended December 31		2022		2021
Net earnings	$	55,086	$	45,527
Weighted average shares outstanding		155,950,659		148,025,464
Earnings per share – basic and diluted[1]	$	0.35	$	0.31

[1] The Company has no dilutive instruments for the year ended December 31, 2022 or earlier periods.

32. SUBSEQUENT EVENTS

ACQUISITION OF MAVERIX METALS INC.

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the "Agreement"). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In connection with the closing, Triple Flag paid $86,666, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5,665 of transaction costs. The transaction will be recorded as an asset acquisition during the first quarter of 2023.



TRIPLEFLAG
PRECIOUS METALS
See small. Think BIG.

EXECUTIVE MANAGEMENT

Shaun Usmar, Founder, CEO and Director

Sheldon Vanderkooy, CFO

James Dendle, SVP, Corporate Development

Katy Board, VP, Talent & ESG

Eban Bari, VP, Finance

John Cash, Senior Advisor, Mining Engineering

Leshan Daniel, Managing Director, Finance

Warren Beil, General Counsel

DIRECTORS

Dawn Whittaker, Chair

Susan Allen

Peter O'Hagan

Tim Baker

Mark Cicirelli

Shaun Usmar, Founder, CEO and Director

Blake Rhodes

Geoff Burns

Elizabeth Wademan





TRIPLEFLAG
PRECIOUS METALS
See small. Think BIG.

Triple Flag Precious Metals Corp.

TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

Triple Flag International Ltd.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton HM 11, Bermuda

Common Share Listings

Toronto Stock Exchange: TFPM
New York Stock Exchange: TFPM

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent

Computershare Investor
Services Inc.
100 University Avenue, 8th Floor
Toronto, ON, Canada M5J 2Y1
Toll Free: (800) 564-6253
Tel: +1 (416) 263-9200
service@computershare.com

Investor Relations

James Dendle
Senior Vice President,
Corporate Development
ir@tripleflagpm.com

Sustainability

Katy Board
Vice President, Talent & ESG
kboard@tripleflagpm.com

TRIPLEFLAGPM.COM